SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar		2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1529	13 - FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson José Jamel
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1529	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	3	7/1/2009	9/30/2009	2	07/01/2009	12/31/2008
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2009	2 - PREVIOUS QUARTER 12/31/2008	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2008
Paid-in Capital
1 - Common	346,595	345,508	345,508
2 - Preferred	270,393	269,428	269,404
3 - Total	616,988	614,936	614,912
Treasury shares
4 - Common	120	105	97
5 - Preferred	423	828	788
6 - Total	543	933	885

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	06/29/2009	Dividend	07/31/2009	Common	0.7800000000
02	RCA	06/29/2009	Dividend	07/31/2009	Preferred	0.8580000000
03	RCA	06/29/2009	Interest attributed to shareholders’ equity	07/31/2009	Common	0.3800000000
04	RCA	06/29/2009	Interest attributed to shareholders’ equity	07/31/2009	Preferred	0.4180000000
05	RCA	08/11/2009	Dividend	10/02/2009	Common	1.3000000000
06	RCA	08/11/2009	Dividend	10/02/2009	Preferred	1.4300000000
07	RCA	08/11/2009	Interest attributed to shareholders’ equity	10/02/2009	Common	0.2500000000
08	RCA	08/11/2009	Interest attributed to shareholders’ equity	10/02/2009	Preferred	0.2750000000
09	RCA	09/11/2009	Dividend	12/18/2009	Common	1.4800000000
10	RCA	09/11/2009	Dividend	12/18/2009	Preferred	1.6280000000
11	RCA	09/11/2009	Interest attributed to shareholders’ equity	12/18/2009	Common	0.5400000000
12	RCA	09/11/2009	Interest attributed to shareholders’ equity	12/18/2009	Preferred	0.5940000000

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	04/28/2009	6,666,395	64,405	Capital Reserve	804	80.1400000000
02	04/28/2009	6,703,312	36,917	Capital Reserve	389	94.9100000000
03	04/28/2009	6,746,735	43,423	Capital Reserve	0	0.0000000000
04	06/29/2009	6,769,396	22,661	Public Subscription	283	80.1400000000
05	06/29/2009	6,812,666	43,270	Public Subscription	456	94.9100000000
06	07/30/2009	6,810,454	(2,212)	Cancellation of capital increase	-24	91.8600000000
07	07/30/2009	6,813,024	2,570	Capital Reserve	0	0.0000000000
08	08/25/2009	6,832,078	19,054	Public Subscription	144	131.9200000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 - 12/31/2008
1	Total assets	39,253,762	41,812,972
1.01	Current assets	9,323,446	9,293,332
1.01.01	Available funds	3,890,502	3,298,866
1.01.01.01	Cash and cash equivalents	3,890,502	3,298,866
1.01.02	Credits	3,055,094	3,173,669
1.01.02.01	Clients	1,197,641	1,770,054
1.01.02.02	Sundry Credits	1,857,453	1,403,615
1.01.02.02.01	Recoverable taxes	604,275	479,714
1.01.02.02.02	Unrealized gains derivatives	949,444	819,403
1.01.02.02.03	Receivable from related parties	11,410	64,339
1.01.02.02.04	Financial investments	235,223	67
1.01.02.02.05	Other credits	57,101	40,092
1.01.03	Inventories	1,472,418	2,018,075
1.01.03.01	Finished products	450,126	433,329
1.01.03.02	Work in process	107,226	113,384
1.01.03.03	Raw materials	649,531	1,071,511
1.01.03.04	Warehouse and other	265,535	399,851
1.01.04	Other	905,432	802,722
1.01.04.01	Prepaid expenses	536,073	402,027
1.01.04.02	Assets held for sale	62,399	67,938
1.01.04.03	Other assets	306,960	332,757
1.02	Non-current assets	29,930,316	32,519,640
1.02.01	Long-term assets	4,220,580	4,779,268
1.02.01.01	Sundry Credits	2,253,299	2,682,795
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	537,386	547,615
1.02.01.01.02	Deferred income and social contribution taxes	1,464,145	1,817,767
1.02.01.01.03	Financial investments	251,768	317,413
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Direct and Indirect Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	1,967,281	2,096,473
1.02.01.03.01	Assets surplus – AmBev Institute	19,872	19,872
1.02.01.03.02	Recoverable taxes	1,884,913	1,977,222
1.02.01.03.03	Other	62,496	99,379
1.02.02	Permanent Assets	25,709,736	27,740,372
1.02.02.01	Investments	24,457	30,445
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	1	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	24,456	30,445
1.02.02.02	Property, plant and equipment	6,270,990	7,304,600
1.02.02.03	Intangible assets	19,414,289	20,405,327

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 – CONSOLIDATED  BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 - 12/31/2008
2	Total liabilities	39,253,762	41,812,972
2.01	Current liabilities	8,075,268	10,537,050
2.01.01	Loans and financings	929,745	2,701,694
2.01.02	Debentures	0	886,510
2.01.03	Suppliers	2,597,063	3,205,917
2.01.04	Taxes, charges and contributions	1,946,800	2,006,337
2.01.04.01	Income and social contribution taxes	931,515	680,792
2.01.04.02	Other taxes and contributions	1,015,285	1,325,545
2.01.05	Dividends payable	1,127,655	300,087
2.01.06	Provisions	94,803	101,773
2.01.06.01	Contingencies	89,748	90,287
2.01.06.02	Restructuring	5,055	11,486
2.01.07	Accounts payable to related parties	210,469	114,778
2.01.08	Other	1,168,733	1,219,954
2.01.08.01	Payroll, profit sharing and related charges	355,939	308,584
2.01.08.02	Losses on derivatives	609,772	418,763
2.01.08.03	Bank overdraft	38,715	18,820
2.01.08.04	Other liabilities	164,307	473,787
2.02	Non-current liabilities	9,642,301	10,264,345
2.02.01	Long-term liabilities	9,642,301	10,264,345
2.02.01.01	Loans and financings	5,627,418	5,822,342
2.02.01.02	Debentures	1,247,732	1,247,281
2.02.01.03	Provisions	888,953	962,899
2.02.01.03.01	Contingencies	884,756	958,867
2.02.01.03.02	Restructuring	4,197	4,032
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,878,198	2,231,823
2.02.01.06.01	Provision for medical assistance benefits/Other	672,731	784,290
2.02.01.06.02	Deferred income and social contribution taxes	523,525	821,151
2.02.01.06.03	Other liabilities	681,942	626,382
2.03	Deferred income	0	0
2.04	Minority interest	196,898	224,060
2.05	Shareholders' equity	21,339,295	20,787,517
2.05.01	Capital stock	6,832,078	6,601,990
2.05.02	Capital reserves	(1,419,933)	321,530
2.05.02.01	Share-based payment	191,610	151,731
2.05.02.02	Translation reserves	(898,217)	687,243
2.05.02.03	Cash flow - hedge	(71,081)	105,342
2.05.02.04	Actuarial gains/losses	(534,035)	(529,611)
2.05.02.05	Loss from treasury shares	(108,210)	(93,175)
2.05.03	Revaluation Reserves	0	0

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 - 12/31/2008
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit reserves	11,731,985	13,863,997
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	11,731,985	13,863,997
2.05.04.07.01	Retained Earnings	11,778,690	13,973,274
2.05.04.07.02	Treasury Shares	(46,705)	(109,277)
2.05.05	Equity Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	4,195,165	0
2.05.07	Advances for future capital increase	0	0

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross sales and/or services	9,730,801	29,034,594	8,096,340	23,998,635
3.02	Gross sales deductions	(4,319,208)	(12,619,184)	(3,295,486)	(9,650,981)
3.03	Net sales and/or services	5,411,593	16,415,410	4,800,854	14,347,654
3.04	Cost of sales and/or services	(1,851,047)	(5,465,212)	(1,696,612)	(5,010,103)
3.05	Gross profit	3,560,546	10,950,198	3,104,242	9,337,551
3.06	Operating Expenses/Income	(1,671,107)	(4,940,751)	(1,562,250)	(4,827,144)
3.06.01	Selling	(1,336,127)	(3,928,485)	(1,160,235)	(3,493,603)
3.06.02	General and administrative	(264,935)	(773,773)	(212,988)	(727,447)
3.06.03	Financial	(243,063)	(817,255)	(262,022)	(860,041)
3.06.03.01	Financial income	55,814	276,038	67,358	173,026
3.06.03.02	Financial expenses	(298,877)	(1,093,293)	(329,380)	(1,033,067)
3.06.04	Other operating income	187,338	658,793	96,040	301,588
3.06.04.01	Recurring	187,344	414,850	96,040	301,588
3.06.04.02	Non-recurring	(6)	243,943	0	0
3.06.05	Other Operating Expenses	(14,516)	(80,483)	(23,317)	(51,495)
3.06.05.01	Recurring	(12,976)	(36,623)	(19,802)	(39,552)
3.06.05.02	Non-recurring	(1,540)	(43,860)	(3,515)	(11,943)
3.06.06	Share of results of associates	196	452	2	3,854
3.07	Operating income	1,889,439	6,009,447	1,541,722	4,510,407
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	1,889,439	6,009,447	1,541,722	4,510,407
3.10	Provision for income and social contribution taxes	(124,389)	(787,264)	(289,902)	(716,258)
3.11	Deferred income tax	(467,725)	(694,933)	(66,304)	(298,599)
3.12	Statutory Holdings/Contributions	(77,977)	(303,329)	(10,451)	(40,110)
3.12.01	Holdings	(77,977)	(303,329)	(10,451)	(40,110)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.14	Minority interest	11,593	(28,756)	(11,619)	(37,391)
3.15	Income/Loss for the Period	1,230,941	4,195,165	1,163,446	3,418,049
	NUMBER OF OUTSTANDING SHARES, EX. TREASURY SHARES (in thousands)	616,445	616,445	614,027	614,027
	EARNINGS PER SHARE (Reais)	1,99684	6,80542	1,89478	5,56661
	LOSS PER SHARE (Reais)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	1,829,415	5,389,464	1,771,572	4,135,658
4.01.01	Cash generated in the Operations	2,291,695	7,680,423	2,067,884	6,340,032
4.01.01.01	Income for the Year	1,219,348	4,223,921	1,175,065	3,455,440
4.01.01.02	Depreciation , amortization and impairment	313,863	1,016,331	290,123	872,527
4.01.01.03	Impairment losses on receivables and inventories	22,810	62,500	15,645	36,822
4.01.01.04	Increase (decrease) in provision for employee benefits	41,637	91,301	25,209	109,663
4.01.01.05	Financial, net	243,063	817,255	262,022	860,041
4.01.01.06	Other non monetary items , including profits	(140,654)	(65,003)	(15,887)	(16,728)
4.01.01.07	Loss (gain) from the sale of property and equipment and intangible assets	(16,343)	(20,995)	(27,555)	(3,980)
4.01.01.08	Loss (gain) ) in sale of assets held for sale	(1)	199	(25,899)	(25,899)
4.01.01.09	Expenses with share-based payment	16,054	73,169	12,957	41,143
4.01.01.10	Expenses with income and social contribution taxes	592,114	1,482,197	356,206	1,014,857
4.01.01.11	Share of results of associates	(196)	(452)	(2)	(3,854)
4.01.02	Changes in Assets and Liabilities	(462,280)	(2,290,959)	(296,312)	(2,204,374)
4.01.02.01	Decrease/(increase) in receivables	(7,210)	1,062	92,971	379,450
4.01.02.02	Decrease/(increase) in inventories	224,706	234,158	117,485	(27,984)
4.01.02.03	Increase/(decrease) in provision for other accounts payable	(6,779)	(1,151,805)	16,811	(778,476)
4.01.02.04	Interest paid	(324,967)	(894,670)	(141,815)	(859,621)
4.01.02.05	Interest received	21,247	82,674	23,509	84,422
4.01.02.06	Income and social contribution taxes paid	(369,277)	(562,378)	(405,273)	(1,002,165)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(608,262)	(1,185,749)	(325,730)	(1,480,999)
4.02.01	Proceeds from property, plant and equipment sale	49,082	75,190	84,770	103,400
4.02.02	Proceeds from intangible assets sale	(1,199)	(108)	3,880	20,889
4.02.03	Repayments of loans granted	439	1,047	(23)	648
4.02.04	Acquisition of subsidiaries, net of cash acquired		(62,344)	0	0
4.02.05	Acquisition of minority interest	(46,972)	(51,564)	22,514	(683,786)
4.02.06	Property, plant and equipment acquisition	(280,239)	(755,087)	(459,378)	(1,068,550)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.02.07	Intangible Assets Acquisition	(43,071)	(108,785)	(51,172)	(162,838)
4.02.08	Net proceeds/(acquisition) debt security	(284,869)	(287,119)	23,699	181,235
4.02.09	Net proceeds/(acquisition) other assets	(1,433)	3,021	49,980	128,003
4.03	Net Cash from Financing Activities	(1,565,920)	(3,193,507)	(1,484,686)	(2,973,634)
4.03.01	Proceeds from loans	211,849	1,353,738	1,040,732	5,931,073
4.03.02	Proceeds/ repurchase of treasury shares	15,559	37,981	30,415	(606,744)
4.03.03	Settlement of loans	(970,998)	(3,492,397)	(1,329,374)	(5,544,362)
4.03.04	Net cash from financing costs, except for interest	(64,509)	74,889	(247,417)	(663,603)
4.03.05	Payment of finance lease liabilities	(194)	(4,737)	(1,080)	(7,359)
4.03.06	Dividends paid	(776,422)	(1,247,706)	(1,033,624)	(2,138,301)
4.03.07	Capital increase	18,795	84,725	55,662	55,662
4.04	Exchange Variation on Cash and Cash Equivalents	(49,023)	(438,467)	183,796	85,849
4.05	Increase (Decrease) in Cash and Cash Equivalents	(393,790)	571,741	144,952	(233,126)
4.05.01	Opening Balance of Cash and Cash Equivalents	4,245,577	3,280,046	1,862,826	2,240,904
4.05.02	Ending Balance of Cash and Cash Equivalents	3,851,787	3,851,787	2,007,778	2,007,778

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009 (in thousand of Brasilian  reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCU MULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,812,666	(1,072,745)	0	12,874,734	2,900,378	0	21,515,033	240,651	21,755,684
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,812,666	(1,072,745)	0	12,874,734	2,900,378	0	21,515,033	240,651	21,755,684
5.04	Net Income/Loss for the Period	0	0	0	0	1,230,941	0	1,230,941	(11,593)	1,219,348
5.05	Distributions	0	0	0	(1,088,825)	0	0	(1,088,825)	17	(1,088,808)
5.05.01	Dividends	0	0	0	(1,088,825)	0	0	(1,088,825)	17	(1,088,808)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	(484,650)	0	0	0	0	(484,650)	16,755	(467,895)
5.07.01	Securities Adjustments	0	(55,003)	0	0	0	0	(55,003)	346	(54,657)
5.07.02	Accumulated Translation Adjustments	0	(429,647)	0	0	0	0	(429,647)	16,409	(413,238)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	19,412	0	0	0	(358)	0	19,054	158	19,212
5.08.01	In cash	19,054	0	0	0	0	0	19,054	158	19,212
5.08.02	With reserves	358	0	0	0	(358)	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	(30,736)	0	41,066	0	0	10,330	(7)	10,323
5.11	Other Capital Transactions	0	28,306	0	0	0	0	28,306	(52,813)	(24,507)
5.11.01	Share-based payment	0	32,149	0	0	0	0	32,149	6	32,155
5.11.02	Income (loss) from treasury shares	0	(3,843)	0	0	0	0	(3,843)	0	(3,843)
5.11.03	Repurchase shares	0	0	0	0	0	0	0	0	0
5.11.03	Purchase of minority shares	0	0	0	0	0	0	0	-52,819	(52,819)
5.12	Other	0	139,892	0	(94,990)	64,204	0	109,106	3,730	112,836
5.12.01	Actuarial gains/losses	0	(4,854)	0	0	0	0	(4,854)	3,730	(1,124)
5.12.02	Other	0	0	0	0	113,960	0	113,960	0	113,960
5.12.03	Transfers	0	144,746	0	(94,990)	(49,756)	0	0	0	0
5.13	Ending Balance	6,832,078	(1,419,933)	0	11,731,985	4,195,165	0	21,339,295	196,898	21,536,193

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009 (in thousand of Brasilian reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCU MULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,601,990	321,530	0	13,863,997	0	0	20,787,517	224,060	21,011,577
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,601,990	321,530	0	13,863,997	0	0	20,787,517	224,060	21,011,577
5.04	Net Income/Loss for the Period	0	0	0	0	4,195,165	0	4,195,165	28,756	4,223,921
5.05	Distributions	0	0	0	(2,099,593)	0	0	(2,099,593)	(26)	(2,099,619)
5.05.01	Dividends	0	0	0	(2,099,593)	0	0	(2,099,593)	(26)	(2,099,619)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	(1,761,883)	0	0	0	0	(1,761,883)	(7,433)	(1,769,316)
5.07.01	Securities Adjustments	0	(176,423)	0	0	0	0	(176,423)	(220)	(176,643)
5.07.02	Accumulated Translation Adjustments	0	(1,585,460)	0	0	0	0	(1,585,460)	(7,213)	(1,592,673)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	230,088	0	0	(145,103)	0	0	84,985	158	85,143
5.08.01	In cash	84,985	0	0	0	0	0	84,985	158	85,143
5.08.02	With reserves	145,103	0	0	(145,103)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	(30,736)	0	62,572	0	0	31,835	(7)	31,828
5.11	Other Capital Transactions	0	55,580	0	0	0	0	55,580	(52,819)	2,761
5.11.01	Share-based payment	0	70,615	0	0	0	0	70,615	0	70,615
5.11.02	Income (loss) from treasury shares	0	(15,035)	0	0	0	0	(15,035)	0	(15,035)
5.11.03	Repurchase shares	0	0	0	0	0	0	0	0	0
5.11.04	Purchase of minority shares	0	0	0	0	0	0	0	(52,819)	(52,819)
5.12	Other	0	(4,424)	0	50,112	0	0	45,688	4,209	49,897
5.12.01	Actuarial gains/losses	0	(4,424)	0	0	0	0	(4,424)	4,209	(215)
5.12.02	Other	0	0	0	50,112	0	0	50,112	0	50,112
5.13	Ending Balance	6,832,078	(1,419,933)	0	11,731,985	4,195,165	0	21,339,295	196,898	21,536,193

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated interim income statements:
For the nine and three months period ended September 30, 2009 and 2008

		Nine months period ended on:		Three months period ended on:
(in thousands of Brazilian Reais)	Note	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Net sales		16,415,410	14,347,654	5,411,593	4,800,854
Cost of sales		(5,480,358)	(5,017,992)	(1,858,838)	(1,699,274)
Gross profit		10,935,052	9,329,662	3,552,755	3,101,580
Sales and marketing expenses		(3,958,167)	(3,506,433)	(1,346,801)	(1,165,637)
Administrative expenses		(1,031,621)	(744,460)	(323,953)	(215,456)
Other operating income/(expenses)		377,574	259,658	173,874	76,319

Income from operations before non-recurring items		6,322,838	5,338,427	2,055,875	1,796,806
Non-recurring items	7	200,083	(11,943)	(1,546)	(3,515)
Income from operations		6,522,921	5,326,484	2,054,329	1,793,291
Finance cost	8	(1,093,293)	(1,033,067)	(298,877)	(329,380)
Finance income	8	276,038	173,026	55,814	67,358
Net finance cost		(817,255)	(860,041)	(243,063)	(262,022)
Share of results of associates		452	3,854	196	2

Income before income tax		5,706,118	4,470,297	1,811,462	1,531,271

Income tax expense	9	(1,482,197)	(1,014,857)	(592,114)	(356,206)
Net income		4,223,921	3,455,440	1,219,348	1,175,065
Attributable to:
Equity holders of AmBev		4,195,165	3,418,049	1,230,941	1,163,446
Minority interest		28,756	37,391	(11,593)	11,619
Basic earnings per share – preferred		7.19	5.87	2.11	2.00
Basic earnings per share – common		6.53	5.34	1.91	1.82
Diluted earnings per share– preferred		7.18	5.86	2.10	1.99
Diluted earnings per share– common		6.52	5.33	1.91	1.81

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim statements of recognized income and expenses:
For the nine and three months period ended September 30, 2009 and 2008

	Nine months period ended on:		Three months period ended on:
(in thousands of Brazilian Reais)	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Net income for the period	4,223,921	3,455,440	1,219,348	1,175,065
Exchange differences on translation of foreign investments (gains/ (losses)	(1,592,673)	566,175	(413,237)	648,770
Full recognition of actuarial gains and (losses)	(215)	(1,646)	(1,125)	(561)
Cash flow hedges	(176,643)	24,877	(54,657)	69,792
Net result recognized directly in equity	(1,769,531)	589,406	(469,019)	718,001
Total recognized income and expenses	2,454,390	4,044,846	750,329	1,893,066
Attributable to:
Equity holders of Ambev	2,428,858	4,008,463	741,437	1,884,771
Minority interests	25,532	36,383	8,892	8,295

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim balance sheet:
As at September 30, 2009 and December 31, 2008
(in thousands of Brazilian Reais)

	Note	09/30/2009	12/31/2008
Assets
Non-current assets
Property, plant and equipment	10	6,270,990	7,304,600
Goodwill	11	17,492,266	17,912,429
Intangible assets	12	1,922,023	2,492,898
Investments in associates		24,457	30,445
Investment securities		251,768	317,413
Deferred tax assets		1,464,145	1,817,767
Employee benefits		19,872	19,872
Trade and other receivables	13	2,484,795	2,624,216
		29,930,316	32,519,640
Current assets
Investment securities		235,223	67
Inventories		1,472,418	2,018,075
Taxes receivable		604,275	479,714
Trade and other receivables	13	3,058,629	3,428,672
Cash and cash equivalents	14	3,890,502	3,298,866
Assets held for sale	15	62,399	67,938
		9,323,446	9,293,332

Total assets		39,253,762	41,812,972

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed Consolidated Interim Balance Sheet (continued):
As at September 30, 2009 and December 31, 2008
(in thousands of Brazilian Reais)

Equity and liabilities	Note	09/30/2009	12/31/2008

Equity
Issued capital		6,832,078	6,601,990
Reserves		(1,419,933)	321,530
Retained earnings		15,927,150	13,863,997
Equity attributable to equity holders of AmBev	16	21,339,295	20,787,517
Minority interests	16	196,898	224,060
		196,898	224,060
Non-current liabilities
Interest-bearing loans and borrowings	17	6,875,150	7,069,623
Employee benefits		672,731	784,290
Deferred tax liabilities		523,525	821,151
Trade and other payables	21	681,942	626,382
Provisions	20	888,953	962,899

		9,642,301	10,264,345
Current liabilities
Bank overdrafts	14	38,715	18,820
Interest-bearing loans and borrowings	17	929,745	3,588,204
Taxes payable		931,515	680,792
Trade and other payables	21	6,080,490	6,147,461
Provisions	20	94,803	101,773
		8,075,268	10,537,050

Total equity and liabilities		39,253,762	41,812,972

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim cash flow statement:
For the nine and three months period ended September 30, 2009 and 2008
 (In thousands of Brazilian Reais)

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Net income	4,223,921	3,455,440	1,219,348	1,175,065
Depreciation, amortization and impairment	1,016,331	872,527	313,863	290,123
Impairment losses on receivables and inventories	62,500	36,822	22,810	15,645
Additions/(reversals) in provisions and employee benefits	91,301	109,663	41,637	25,209
Net financing cost	817,255	860,041	243,063	262,022
Other non-cash items included in the net income	(65,003)	(16,728)	(140,654)	(15,887)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(20,995)	(3,980)	(16,343)	(27,555)
Loss/(gain) on assets held for sale	199	(25,899)	(1)	(25,899)
Equity-settled share-based payment expense	73,169	41,143	16,054	12,957
Income tax expense	1,482,197	1,014,857	592,114	356,206
Share of result of associates	(452)	(3,854)	(196)	(2)
Cash flow from operating activities before changes in working capital and use of provisions	7,680,423	6,340,032	2,291,695	2,067,884
Decrease/(increase) in trade and other receivables	1,062	379,450	(7,209)	92,971
Decrease/(increase) in inventories	234,158	(27,984)	224,706	117,485
Increase/(decrease) in trade and other payables	(1,151,805)	(778,476)	(6,779)	16,811
Cash generated from operations	6,763,838	5,913,022	2,502,413	2,295,151
Interest paid	(894,670)	(859,621)	(324,967)	(141,815)
Interest received	82,674	84,422	21,247	23,509
Income tax paid	(562,378)	(1,002,165)	(369,277)	(405,273)
Cash flow from operating activities	5,389,464	4,135,658	1,829,416	1,771,572
Proceeds from sale of property, plant and equipment	75,190	103,400	49,082	84,770
Proceeds from sale of intangible assets	(108)	20,889	(1,199)	3,880
Repayments of loans granted	1,047	648	439	(23)
Acquisition of subsidiaries, net of cash acquired	(62,344)	-	-	-
Purchase of minority interests	(51,564)	(683,786)	(46,972)	22,514
Acquisition of property, plant and equipment	(755,087)	(1,068,550)	(280,239)	(459,378)
Acquisition of intangible assets	(108,785)	(162,838)	(43,071)	(51,172)
Net proceeds/(acquisition) of debt securities	(287,119)	181,235	(284,869)	23,699
Net proceeds/(acquisition) of other assets	3,021	128,003	(1,433)	49,980
Cash flow from investing activities	(1,185,749)	(1,480,999)	(608,262)	(325,730)
Capital Increase	84,725	55,662	18,795	55,662
Proceeds from borrowings	1,353,738	5,931,073	211,849	1,040,732
Proceeds/repurchase of treasury shares	37,981	(606,744)	15,559	30,415
Repayment of borrowings	(3,492,397)	(5,544,362)	(970,998)	(1,329,374)
Cash net finance costs other than interests	74,889	(663,603)	(64,509)	(247,417)
Payment of finance lease liabilities	(4,737)	(7,359)	(194)	(1,080)
Dividends paid	(1,247,706)	(2,138,301)	(776,422)	(1,033,624)
Cash flow from financing activities	(3,193,507)	(2,973,634)	(1,565,920)	(1,484,686)
Net increase/(decrease) in cash and cash equivalents	1,010,208	(318,975)	(344,767)	(38,844)
Cash and cash equivalents less bank overdrafts at beginning of year	3,280,046	2,240,904	4,245,577	1,862,826
Effect of exchange rate fluctuations	(438,467)	85,849	(49,023)	183,796
Cash and cash equivalents less bank overdrafts at end of year	3,851,787	2,007,778	3,851,787	2,007,778

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Notes to the Condensed Consolidated Interim Financial Statements

1. Condensed Consolidated Interim Financial Statements	13
2. Corporate information	19
3. Statement of compliance	22
4. Summary of significant accounting practices	22
5. Segment reporting	23
6. Other operating income/(expenses)	30
7. Non-recurring items	31
8. Finance cost and income	31
9. Income taxes and social contribution	33
10. Property, plant and equipment	34
11. Goodwill	34
12. Intangible assets	35
13. Trade and other receivables	35
14. Cash and cash equivalents	36
15. Assets held for sale	36
16. Changes in equity	37
17. Interest-bearing loans and borrowings	43
18. Share-based payments	44
19. Risk arising from financial instruments	45
20. Provisions	53
21. Trade and other payables	54
22. Contingencies	54
23. Related parties	57
24. Reconciliation of parent company’s equity and profit	59
25. Events after the balance sheet date	59

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

2. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB-InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

Main events that took place in nine months period ended on 30/09/2009:

(i) Acquisition of  minority shares of Compañía Cervecera AmBev Dominicana, C. Por A. (“ AmBev Dominicana”)

On 26 August 2009, the Company, through its subsidiary Monthiers SA increased its participation in the equity of AmBev Dominicana of 65.8% to 100%, registering a goodwill of US$ 51,146, equivalent to R$ 90,943 in September 2009.

(ii) Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. (“Goldensand”) – Merger with AmBev.

On April 28, 2009, the subsidiary Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. was merged  into AmBev,  with the purpose of simplifying  the corporate structure and reducing costs  in both  companies involved. The goodwill amortization recorded by AmBev , is being, after the merger, considered deductible for tax purposes pursuant to the legislation in force.

(iii) Quilmes – Aquired of Bebidas y Aguas Gaseosas Occidente S.R.L.

The subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., exclusively bottler of Pepsi in Bolivia. This transaction amounted to US$ 27 million, equivalent to R$48,008 in September 2009.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(iv) Distribution of Budweiser beer – Cervejaria Paraguaya (Cervepar)

The subsidiary Cervejaria Paraguaya (Cervepar) signed, in April 2009, a distribution agreement with Anheuser-Busch International to distribute Budweiser in Paraguay.

(v) New licensee for the Labatt family beers in the United States

On March 13, 2009, the Company announced that, following the approval by the US Justice Department, it has concluded the transaction disclosed on February 23, 2009, through which a subsidiary of KPS Capital Partners, LP has been granted an exclusive and perpetual license of the Labatt family beers (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States.

The consolidated interim financial statements were approved by the Board of Executive Officers on November 09, 2009.

3. STATEMENT OF COMPLIANCE

The condensed consolidated interim financial statements were prepared in accordance with IAS 34 Interim Information as issued by the International Accounting Standards Board (“IASB”). These statements do not include all the requirements of the annual financial statements and, therefore, should be read together with the Company’s consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2008. The Company has not early adopted any international standards that have not become effective in 2009.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted in the interim financial statements are consistent with those adopted in the condensed consolidated financial statements prepared in accordance with the IFRS for the year ended December 31, 2008, except for segment reporting, as explained in item (e) below.

(a) Basis of presentation

The consolidated interim financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

(b) Condensed Consolidated Interim Financial Statements

Subsidiaries are companies in which AmBev owns, directly or indirectly, more than half of the shares with voting rights or other type of control (direct or indirect) on operations to enable it to derive benefits of the activities of these companies. In determining the control are considered potential voting rights that can be exercised. The financial statements of subsidiaries are included in the consolidated statements from the date on which control began until the date on which it ceases to exist.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Associates are those corporations in which the Company exercises significant influence over the financial and operating policies, but not the control. This is usually evidenced by a shareholding of between 20% and 50% of voting capital.

The financial statements of our subsidiaries, jointly controlled entities and associated companies are drawn to the same financial disclosure of the parent, using consistent accounting practices. All intercompany transactions, balances and gains and losses on transactions between group companies are eliminated.

The consolidation of the jointly controlled entities was done using the proportional method. The Company consolidates net liabilities and results of the companies Agrega Inteligência em Compras Ltda. ( "Agrega") and ITB - Ice Tea do Brasil Ltda. ( "ITB") in proportion to their shareholding in these companies.

The Company also undertook the consolidation of the financial statements of Taurus Investment Fund SPC ("Taurus Investment"), an investment fund controlled entirely by the subsidiaries of the Company.

The associated companies are accounted under the equity method from the date that significant influence began until the date on which it ceases to exist. When the share of losses of AmBev exceeds the book value of the associated, it is reduced to zero and recognition of further losses ceases, except in the case that AmBev has assumed obligations regarding to that associated.

Unrealized gains on transactions with associates and jointly controlled entities are eliminated according to the participation of AmBev in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only if there is no evidence to reduce the amount of recovery (impairment).

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to reais at foreign exchange rates ruling at the dates the fair value was determined.

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The most important exchange rates that have been used in preparing the financial statements are:
Currency	Name	Country	September 30, 2009	December 31, 2008
CAD	Canadian Dollars	Canada	1.6574	1.9134
DOP	Dominican Pesos	Dominican Republic	0.0492	0.0661
USD	US Dollars	Ecuador and Luxemburg	1.7781	2.3370
GTQ	Guatemala’s Quetzal	Guatemala	0.2133	0.3006
PEN	Peruvian Sol	Peru	0.6170	0.7438
VEF	Venezuelan Bolivars	Venezuela	0.8284	1.0883
ARS	Argentinean Peso	Argentina	0.4627	0.6774
BOB	Bolivian	Bolivia	0.2515	0.3306
PYG	Paraguayan Guarani	Paraguay	0.0004	0.0005
UYU	Uruguayan Peso	Uruguay	0.0829	0.0959
CLP	Chilean Peso	Chile	0.0033	0.0037

(d) Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting practices and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future period if the revision affects both current and future periods.

In the preparation of these interim financial statements, judgments made by the management in the application of the accounting practices and the sources used to estimate significant uncertainties are consistent with those used in the preparation of the annual financial statements for the year ended December 31, 2008.

(e) Segment Reporting

Until December 31, 2008, the Company disclosed its information per segment as required by the IAS 14 Segment Reporting, replaced by IFRS 8, Operating Segments, which became effective for the year beginning on or as of January 1, 2009.

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8 requires that disclosure of segment information is based on the internal reports regularly reviewed by AmBev’s Chief Operating Decision Makers in order to assess each segment’s performance and to allocate resources to them. Based on IFRS 8, the Company has defined the following operating segments:  (a) the geographical regions Latin America North - LAN (consisting of the operations in Brazil and the countries in the northern portion of Latin America, or HILA-ex - Dominican Republic, Ecuador, Guatemala, Peru and Venezuela), Latin America South – LAS (consisting of the operations of Quinsa and in the countries of the Southern Cone -  Argentina, Paraguay, Uruguai, Chile, Bolívia, with the Holding company in Luxemburgo) and Canada (consisting of the operations of Labatt in Canada); and (b) the beer and non-alcoholic beverages businesses.

With the adoption of IFRS 8, there has been no change in the presentation of the segments disclosed in accordance with IAS 14.

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5. SEGMENT REPORTING

(a) Geographical segments – nine-month periods ended at:

(in thousand of Brazilian	LAN		LAS		Canada		Consolidated
Reais)	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Net sales	10,516,793	9,537,183	2,765,405	2,067,260	3,133,212	2,743,211	16,415,410	14,347,654
Cost of sales	(3,314,837)	(3,236,138)	(1,111,204)	(901,494)	(1,054,317)	(880,360)	(5,480,358)	(5,017,992)
Gross profit	7,201,956	6,301,045	1,654,201	1,165,766	2,078,895	1,862,851	10,935,052	9,329,662
Sales and marketing expenses	(2,568,102)	(2,271,682)	(518,472)	(400,676)	(871,593)	(834,075)	(3,958,167)	(3,506,433)
Administrative expenses	(777,827)	(544,549)	(114,868)	(81,036)	(138,926)	(118,875)	(1,031,621)	(744,460)
Other operating income/(expenses)	383,132	233,769	(9,183)	3,365	3,625	22,524	377,574	259,658
Income from operations before non-recurring items	4.239.159	3.718.583	1.011.678	687.419	1.072.001	932.425	6.322.838	5.338.427
Non-recurring items	220.703	(5.209)	(14.204)	(3.087)	(6.416)	(3.647)	200.083	(11.943)
Income from operations	4.459.862	3.713.374	997.474	684.332	1.065.585	928.778	6.522.921	5.326.484
Net financial cost	(599,051)	(722,904)	(157,800)	(83,413)	(60,404)	(53,724)	(817,255)	(860,041)
Share of results of associates	-	-	-	3,720	452	134	452	3,854
Income before income tax	3,860,811	2,990,470	839,674	604,639	1,005,633	875,188	5,706,118	4,470,297
Income tax expense	(873,686)	(547,762)	(229,908)	(180,710)	(378,603)	(286,385)	(1,482,197)	(1,014,857)
Net income	2,987,125	2,442,708	609,766	423,929	627,030	588,803	4,223,1921	3,455,440

Attributable to:
Equity holders of AmBev	3,012,516	2,442,708	555,619	386,538	627,030	588,803	4,195,165	3,418,049
Minority interest	(25,391)	-	54,147	37,391	-	-	28,756	37,391
	-	-	-	-	-	-	-	-
Segment assets	10,942,283	10,829,637	4,863,356	5,753,319	16,378,621	16,736,710	32,184,260	33,319,666
Intersegment elimination
Non-segmented assets							7,069,507	5,010,377
Total assets							39,253,562	38,330,043

Segment liabilities	6,486,702	5,236,879	688,873	648,489	1,239,396	1,292,760	8,414,971	7,178,128
Intersegment elimination							-	-
Non-segmented liabilities							30,838,791	31,151,915
Total liabilities							39,253,762	38,330,043

CAPEX	566,185	837,517	207,344	260,417	90,971	133,642	864,500	1,231,576
Impairment losses/ (reversals)	71,829	8,606	-	(563)	-	1,619	71,829	9,662
Depreciation and amortization	570,747	558,212	226,591	162,244	147,802	139,982	945,140	860,438
Additions to/ (reversals of) provisions	38,901	60,273	3,964	7,596	4,275	3,647	47,140	71,516
Full time employees	27,665	28,865	6,884	6,946	4,937	5,183	39,486	40,994

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Business segments – nine-month periods ended at:

	LAN
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	8,513,157	2,003,636	10,516,793	7,753,835	1,783,348	9,537,183
Cost of sales	(2,489,877)	(824,960)	(3,314,837)	(2,433,310)	(802,828)	(3,236,138)
Gross profit	6,023,280	1,178,676	7,201,956	5,320,525	980,520	6,301,045
Sales and marketing expenses	(2,129,210)	(438,892)	(2,568,102)	(1,886,883)	(384,799)	(2,271,682)
Administrative expenses	(671,601)	(106,226)	(777,827)	(479,919)	(64,630)	(544,549)
Other operating income/(expenses)	294,576	88,556	383,132	184,667	49,102	233,769
Income from operations before non-recurring items	3,517,045	722,114	4,239,159	3,138,390	580,193	3,718,583
Non-recurring items	159,318	61,385	220,703	(4,006)	(1,203)	(5,209)
Income from operations	3,676,363	783,499	4,459,862	3,134,384	578,990	3,713,374
Net financial cost	(599,051)	-	(599,051)	(722,904)	-	(722,904)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	3,077,312	783,499	3,860,811	2,411,480	578,990	2,990,470
Income tax and social contribution expense	(873,686)	-	(873,686)	(547,762)	-	(547,762)
Net income	2,203,626	783,499	2,987,125	1,863,718	578,990	2,442,708
Attributable to:
Equity holders of AmBev	2,226,179	786,337	3,012,516	1,863,718	578,990	2,442,708
Minority interest	(22,553)	(2,838)	(25,391)	-	-	-

	Brazil
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	8,205,860	1,767,033	9,972,893	7,516,748	1,600,100	9,116,848
Cost of sales	(2,293,350)	(686,124)	(2,979,474)	(2,271,858)	(682,860)	(2,954,718)
Gross profit	5,912,510	1,080,909	6,993,419	5,244,890	917,240	6,162,130
Sales and marketing expenses	(1,959,434)	(350,169)	(2,309,603)	(1,744,025)	(309,317)	(2,053,342)
Administrative expenses	(623,403)	(75,403)	(698,806)	(446,947)	(48,065)	(495,012)
Other operating income/(expenses)	271,066	84,966	356,032	165,498	49,467	214,965
Income from operations before non-recurring items	3,600,739	740,303	4,341,042	3,219,416	609,325	3,828,741
Non-recurring items	166,940	61,951	228,891	(3,246)	(904)	(4,150)
Income from operations	3,767,679	802,254	4,569,933	3,216,170	608,421	3,824,591
Net financial cost	(626,227)	-	(626,227)	(683,287)	-	(683,287)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	3,141,452	802,254	3,943,706	2,532,883	608,421	3,141,304
Income tax and social contribution expense	(871,951)	-	(871,951)	(546,228)	-	(546,228)
Net income	2,269,501	802,254	3,071,755	1,986,655	608,421	2,595,076
Attributable to
Equity holders of AmBev	2,230,851	802,254	3,033,105	1,986,655	608,421	2,595,076
Minority interest	38,650	-	38,650	-	-	-

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex*
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	307,297	236,603	543,900	237,087	183,248	420,335
Cost of sales	(196,527)	(138,836)	(335,363)	(161,452)	(119,968)	(281,420)
Gross profit	110,770	97,767	208,537	75,635	63,280	138,915
Sales and marketing expenses	(169,776)	(88,723)	(258,499)	(142,858)	(75,482)	(218,340)
Administrative expenses	(48,198)	(30,823)	(79,021)	(32,972)	(16,565)	(49,537)
Other operating income/(expenses)	23,510	3,590	27,100	19,169	(365)	18,804
Income from operations before non-recurring items	(83,694)	(18,189)	(101,883)	(81,026)	(29,132)	(110,158)
Non-recurring items	(7,622)	(566)	(8,188)	(760)	(299)	(1,059)
Income from operations	(91,316)	(18,755)	(110,071)	(81,786)	(29,431)	(111,217)
Net financial cost	27,176	-	27,176	(39,617)	-	(39,617)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	(64,140)	(18,755)	(82,895)	(121,403)	(29,431)	(150,834)
Income tax and social contribution expense	(1,735)	-	(1,735)	(1,534)	-	(1,534)
Net income	(65,875)	(18,755)	(84,630)	(122,937)	(29,431)	(152,368)
Attributable to:
Equity holders of AmBev	(4,672)	(15,917)	(20,589)	(122,937)	(29,431)	(152,368)
Minority interest	(61,203)	(2,838)	(64,041)	-	-	-

	LAS
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	1,999,795	765,610	2,765,405	1,470,362	596,898	2,067,260
Cost of sales	(654,472)	(456,732)	(1,111,204)	(517,207)	(384,287)	(901,494)
Gross profit	1,345,323	308,878	1,654,201	953,155	212,611	1,165,766
Sales and marketing expenses	(343,148)	(175,324)	(518,472)	(269,944)	(130,732)	(400,676)
Administrative expenses	(109,817)	(5,051)	(114,868)	(78,594)	(2,442)	(81,036)
Other operating income/(expenses)	(9,198)	15	(9,183)	2,186	1,179	3,365
Income from operations before non-recurring items	883,160	128,518	1,011,678	606,803	80,616	687,419
Non-recurring items	(13,967)	(237)	(14,204)	(3,087)	-	(3,087)
Income from operations	869,193	128,281	997,474	603,716	80,616	684,332
Net financial cost	(157,502)	(298)	(157,800)	(84,063)	650	(83,413)
Share of results of associates	-	-	-	3,720	-	3,720
Income before income tax and social contribution	711,691	127,983	839,674	523,373	81,266	604,639
Income tax and social contribution expense	(228,959)	(949)	(229,908)	(180,710)	-	(180,710)
Net income	482,732	127,034	609,766	342,663	81,266	423,929
Attributable to:
Equity holders of AmBev	428,804	126,809	555,619	305,720	80,818	386,538
Minority interest	53,928	225	54,147	36,943	448	37,391

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	09/30/2009		09/30/2008
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	3,133,212	3,133,212	2,743,211	2,743,211
Cost of sales	(1,054,317)	(1,054,317)	(880,360)	(880,360)
Gross profit	2,078,895	2,078,895	1,862,851	1,862,851
Sales and marketing expenses	(871,593)	(871,593)	(834,075)	(834,075)
Administrative expenses	(138,926)	(138,926)	(118,875)	(118,875)
Other operating income/(expenses)	3,625	3,625	22,524	22,524
Income from operations before non-recurring items	1,072,001	1,072,001	932,425	932,425
Non-recurring items	(6,416)	(6,416)	(3,647)	(3,647)
Income from operations	1,065,585	1,065,585	928,778	928,778
Net financial cost	(60,404)	(60,404)	(53,724)	(53,724)
Share of results of associates	452	452	134	134
Income before income tax and social contribution	1,005,633	1,005,633	875,188	875,188
Income tax and social contribution expense	(378,603)	(378,603)	(286,385)	(286,385)
Net income	627,030	627,030	588,803	588,803
Attributable to:
Equity holders of AmBev	627,030	627,030	588,803	588,803
Minority interest	-	-	-	-

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) Geographical segments – quarters ended at:

(in thousand of Brazilian	LAN		LAS		Canada		Consolidated
Reais)	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Net sales	3,517,293	3,154,362	779,169	679,500	1,115,131	966,992	5,411,593	4,800,854
Cost of sales	(1,155,419)	(1,069,127)	(322,547)	(310,926)	(380,872)	(319,221)	(1,858,838)	(1,699,274)
Gross profit	2,361,874	2,085,235	456,622	368,574	734,259	647,771	3,552,755	3,101,580
Sales and marketing expenses	(852,950)	(757,081)	(175,366)	(133,155)	(318,485)	(275,401)	(1,346,801)	(1,165,637)
Administrative expenses	(252,753)	(152,527)	(30,294)	(32,680)	(40,906)	(30,249)	(323,953)	(215,456)
Other operating income/(expenses)	181,454	59,997	(7,690)	(7,672)	110	23,994	173,874	76,319
Income from operations before non-recurring items	1,437,625	1,235,624	243,272	195,067	374,978	366,115	2,055,875	1,796,806
Non-recurring items	(1,668)	(1,411)	(21)	(1,768)	143	(336)	(1,546)	(3,515)
Income from operations	1,435,957	1,234,213	243,251	193,299	375,121	365,779	2,054,329	1,793,291
Net financial cost	(141,149)	(254,051)	(83,032)	(6,577)	(18,882)	(1,394)	(243,063)	(262,022)
Share of results of associates	-	-	-	(86)	196	88	196	2
Income before income tax	1,294,808	980,162	160,219	186,636	356,435	364,473	1,811,462	1,531,271
Income tax expense	(382,819)	(184,782)	(45,645)	(54,885)	(163,650)	(116,539)	(592,114)	(356,206)
Net income	911,989	795,380	114,574	131,751	192,785	247,934	1,219,348	1,175,065

Attributable to:
Equity holders of AmBev	937,380	795,387	100,776	120,125	192,785	247,934	1,230,941	1,163,446
Minority interest	(25,391)	(7)	13,798	11,626	-	-	(11,593)	11,619

Segment assets	10,942,283	10,829,637	4,863,356	5,753,319	16,378,621	16,736,710	32,184,260	33,319,666
Intersegment elimination
Non-segmented assets							7,069,502	5,010,377
Total assets							39,253,762	38,330,043

Segment liabilities	6,486,702	5,236,879	688,873	648,489	1,239,396	1,292,760	8,414,971	7,178,128
Intersegment elimination							-	-
Non-segmented liabilities							30,838,791	31,151,915
Total liabilities							39,253,762	38,330,042

CAPEX	243,207	344,850	64,201	143,970	16,275	42,146	323,683	530,966
Impairment losses/ (reversals)	20,174	3,286	-	8	-	1,619	20,174	4,913
Depreciation and amortization	185,263	188,423	68,767	54,183	43,683	44,319	297,713	286,925
Additions to/ (reversals of) provisions	11,686	(4)	382	2,889	(79)	336	11,989	3,221
Full time employees	27,665	28,865	6,884	6,946	4,937	5,183	39,486	40,994

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Business Segments – quarters ended at:

	LAN
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,856,317	660,976	3,517,293	2,533,099	621,263	3,154,362
Cost of sales	(878,822)	(276,597)	(1,155,419)	(791,666)	(277,461)	(1,069,127)
Gross profit	1,977,495	384,379	2,361,874	1,741,433	343,802	2,085,235
Sales and marketing expenses	(708,779)	(144,171)	(852,950)	(624,934)	(132,147)	(757,081)
Administrative expenses	(222,242)	(30,511)	(252,753)	(134,822)	(17,705)	(152,527)
Other operating income/(expenses)	145,128	36,326	181,454	43,451	16,546	59,997
Income from operations before non-recurring items	1,191,602	246,023	1,437,625	1,025,128	210,496	1,235,624
Non-recurring items	(1,034)	(634)	(1,668)	(1,460)	49	(1,411)
Income from operations	1,190,568	245,389	1,435,957	1,023,668	210,545	1,234,213
Net financial cost	(141,149)	-	(141,149)	(254,051)	-	(254,051)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	1,049,419	245,389	1,294,808	769,617	210,545	980,162
Income tax and social contribution expense	(382,819)	-	(382,819)	(184,782)	-	(184,782)
Net income	666,600	245,389	911,989	584,835	210,545	795,380
Attributable to:
Equity holders of AmBev	689,153	248,227	937,380	584,842	210,545	795,387
Minority interest	(22,553)	(2,838)	(25,391)	(7)	-	(7)

	Brazil
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,752,740	589,001	3,341,741	2,455,109	561,074	3,016,183
Cost of sales	(813,861)	(235,506)	(1,049,367)	(734,874)	(235,021)	(969,895)
Gross profit	1,938,879	353,495	2,292,374	1,720,235	326,053	2,046,288
Sales and marketing expenses	(657,508)	(115,883)	(773,391)	(579,679)	(107,251)	(686,930)
Administrative expenses	(207,509)	(22,031)	(229,540)	(124,696)	(11,655)	(136,351)
Other operating income/(expenses)	121,893	33,180	155,073	23,969	16,664	40,633
Income from operations before non-recurring items	1,195,755	248,761	1,444,516	1,039,829	223,811	1,263,640
Non-recurring items	(1,047)	(633)	(1,680)	(768)	280	(488)
Income from operations	1,194,708	248,128	1,442,836	1,039,061	224,091	1,263,152
Net financial cost	(161,456)	-	(161,456)	(244,480)	-	(244,480)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	1,033,252	248,128	1,281,380	794,581	224,091	1,018,672
Income tax and social contribution expense	(382,236)	-	(382,236)	(184,295)	-	(184,295)
Net income	651,016	248,128	899,144	610,286	224,091	834,377
Attributable to
Equity holders of AmBev	612,366	248,128	860,494	610,286	224,091	834,377
Minority interest	38,650	-	38,650	-	-	-

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex*
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	103,577	71,975	175,552	77,990	60,189	138,179
Cost of sales	(64,961)	(41,091)	(106,052)	(56,792)	(42,440)	(99,232)
Gross profit	38,616	30,884	69,500	21,198	17,749	38,947
Sales and marketing expenses	(51,271)	(28,288)	(79,559)	(45,255)	(24,896)	(70,151)
Administrative expenses	(14,733)	(8,480)	(23,213)	(10,126)	(6,050)	(16,176)
Other operating income/(expenses)	23,235	3,146	26,381	19,482	(118)	19,364
Income from operations before non-recurring items	(4,153)	(2,738)	(6,891)	(14,701)	(13,315)	(28,016)
Non-recurring items	13	(1)	12	(692)	(231)	(923)
Income from operations	(4,140)	(2,739)	(6,879)	(15,393)	(13,546)	(28,939)
Net financial cost	20,307	-	20,307	(9,571)	-	(9,571)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	16,167	(2,739)	13,428	(24,964)	(13,546)	(38,510)
Income tax and social contribution expense	(583)	-	(583)	(487)	-	(487)
Net income	15,584	(2,739)	12,845	(25,451)	(13,546)	(38,997)
Attributable to:
Equity holders of AmBev	76,787	99	76,886	(25,444)	(13,546)	(38,990)
Minority interest	(61,203)	(2,838)	(64,041)	(7)	-	(7)

	LAS
	09/30/2009			09/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	564,177	214,992	779,169	485,283	194,217	679,500
Cost of sales	(199,554)	(122,993)	(322,547)	(182,214)	(128,712)	(310,926)
Gross profit	364,623	91,999	456,622	303,069	65,505	368,574
Sales and marketing expenses	(116,025)	(59,341)	(175,366)	(88,666)	(44,489)	(133,155)
Administrative expenses	(29,103)	(1,191)	(30,294)	(31,727)	(953)	(32,680)
Other operating income/(expenses)	(8,231)	541	(7,690)	(9,096)	1,424	(7,672)
Income from operations before non-recurring items	211,264	32,008	243,272	173,580	21,487	195,067
Non-recurring items	(40)	19	(21)	(1,768)	-	(1,768)
Income from operations	211,224	32,027	243,251	171,812	21,487	193,299
Net financial cost	(82,990)	(42)	(83,032)	(8,673)	2,096	(6,577)
Share of results of associates	-	-	-	(86)	-	(86)
Income before income tax and social contribution	128,234	31,985	160,219	163,053	23,583	186,636
Income tax and social contribution expense	(45,291)	(354)	(45,645)	(54,885)	-	(54,885)
Net income	82,943	31,631	114,574	108,168	23,583	131,751
Attributable to:
Equity holders of AmBev	69,201	31,569	100,776	96,675	23,450	120,125
Minority interest	13,742	62	13,798	11,493	133	11,626

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	09/30/2009		09/30/2008
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	1,115,131	1,115,131	966,992	966,992
Cost of sales	(380,872)	(380,872)	(319,221)	(319,221)
Gross profit	734,259	734,259	647,771	647,771
Sales and marketing expenses	(318,485)	(318,485)	(275,401)	(275,401)
Administrative expenses	(40,906)	(40,906)	(30,249)	(30,249)
Other operating income/(expenses)	110	110	23,994	23,994
Income from operations before non-recurring items	374,978	374,978	366,115	366,115
Non-recurring items	143	143	(336)	(336)
Income from operations	375,121	375,121	365,779	365,779
Net financial cost	(18,882)	(18,882)	(1,394)	(1,394)
Share of results of associates	196	196	88	88
Income before income tax and social contribution	356,435	356,435	364,473	364,473
Income tax and social contribution expense	(163,650)	(163,650)	(116,539)	(116,539)
Net income	192,785	192,785	247,934	247,934
Attributable to:
Equity holders of AmBev	192,785	192,785	247,934	247,934
Minority interest	-	-	-	-

6. OTHER OPERATING INCOME/(EXPENSES)

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Government grants	189,743	177,413	78,650	56,836
Tax recovery	81,541	(2,490)	18,167	(6,693)
Additions to/Reversal of provisions	5,610	3,177	12,474	(4,343)
Net gain on disposal of property, plant and equipment and intangible assets	20,794	29,879	16,342	31,853
Net other operating income	79,886	51,680	48,241	(1,335)
	377,574	259,658	173,874	76,319

Government grants are related to ICMS tax incentives granted by some states in Brazil.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

7. NON-RECURRING ITEMS

To better reflect the performance of our business, income from operations and net income, as reported in accordance with IFRS, are adjusted for certain non-recurring items because of their significance, as detailed below:

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Income from operations before non-recurring items	6,322,838	5,338,427	2,055,875	1,796,806
Restructuring	(39,357)	(11,943)	(1,546)	(3,515)
Perpetual license of Labatt brands in USA	239,440	-	-	-
Income from operations	6,522,921	5,326,484	2,054,329	1,793,291

The non-recurring restructuring expenses in 2009 and 2008, amounting to R$39,357 and R$11,943, respectively, are related to the realignment of the structure and processes in all geographic segments.

On March 13, 2009, the Company announced that, following the approval of the United States Department of Justice, it concluded the operation disclosed on February 23, 2009, whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$239,440 from this licensing of the Labatt brands.

Had the non-recurring items not been adjusted in profits from operations, the restructuring expenses would be classified in Administrative expenses, and income from the licensing of Labatt’s trademarks would be recorded in Other operating revenues/(expenses).

8. FINANCE COST AND INCOME

They are recognized in results of the period.

Finance income

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Interest	123,913	77,847	53,117	21,762
Gains with derivative instruments	63,815	50,504	-	19,853
Exchange rate variation over other assets	57,218	17,901	-	17,901
Other financial income	31,092	26,774	2,697	7,842
	276,038	173,026	55,814	67,358

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Interest income results from the following financial assets:

	Nine months period ended on:		Three months period ended on:
Interest Income	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Cash and cash equivalents	94,911	65,152	31,883	22,916
Trading securities investment and other	29,002	12,695	21,234	(1,154)
	123,913	77,847	53,117	21,762

Finance costs

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Interest expense	(666,371)	(867,369)	(178,362)	(308,686)
Losses on hedging instruments	(181,068)	(6,712)	(36,969)	15,685
Interest on tax contingencies	(9,061)	(13,443)	(1,487)	11
Exchange rate variation over other assets	(23,785)	(43,280)	(23,785)	-
Exchange rate variation over dividends receivable	(78,590)		(19,148)	-
Tax on financial transactions	(34,804)	(40,535)	(10,368)	(12,563)
Other financial costs, including bank fees	(99,614)	(61,728)	(28,758)	(23,827)
	(1,193,293)	(1,033,067)	(298,877)	(329,380)

Interest expenses are stated net of the effects of derivative instruments that protect AmBev’s interest rate risk – also refer to Note 19, Risks arising from financial instruments. As determined by IFRS 7, Financial instruments: disclosures, the interest expenses recognized in financial instruments protected or not by hedging operations as well as the net interest expenses of derivative instruments related to the hedge are subdivided as follows:

	Nine months period ended on:		Three months period ended on:
Interest expenses	09/30/2009	09/30/2008	09/30/2009	06/30/2008
Financial liabilities measured at amortized cost	(345,117)	(378,300)	(74,079)	(127,504)
Fair value hedges - Hedged items	(459,300)	(52,601)	(206,522)	(85,575)
Fair value hedges - Hedge instruments	195,423	(214,633)	120,491	(7,114)
Cash flow hedge - Hedged items	(105,173)	(113,154)	(31,705)	(38,439)
Cash flow hedge - (Hedge instruments – reclassified from shareholders’ equity)	47,796	48,778	13,453	14,655
Economic hedge – Hedged items	-	(120,318)	-	(60,898)
Economic hedge – Hedge instruments	-	(37,141)	-	(3,811)
	(666,371)	(867,369)	(178,362)	(308,686)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

9. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution are recognized to the results of the period as follows:

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Income tax expense
Current	(787,264)	(716,258)	(124,389)	(289,903)
Deferred	(694,933)	(298,599)	(467,725)	(66,303)
	(1,482,197)	(1,014,857)	(592,114)	(356,206)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Profit before tax	5,706,118	4,470,297	1,811,462	1,531,271
Adjustment on taxable basis
Non-taxable net financial income and other income	(527,284)	(320,094)	(75,789)	(179,722)
Non-taxable intercompany dividends	(583)	(135)	(1)	(109)
Government grant related to sales taxes	(169,640)	(181,968)	(58,547)	(56,836)
Fair Value adjustment	87,711	-	18,836
Results on Commodities hedging	214,051	(14,275)	9,731	(13,531)
Non-deductible expenses for tax purposes	143,758	103,935	46,774	46,369
	5,454,131	4,057,760	1,752,466	1,327,442
Aggregated weighted nominal tax rate	32,39%	33,11%	32,30%	32,70%
Taxes – nominal rate	(1.766.593)	(1.343.524)	(566.047)	(434.074)
Adjustment on taxes expenses
Government grant on income tax	137,796	75,801	27,086	20,400
Deductible interest attributed to shareholders	258,914	257,029	85,763	90,405
Tax saving from goodwill amortization on tax books	110,106	110,455	33,999	37,030
Changes on nominal tax rate	-	-	1,547	-
Dividends withholding tax	(63,719)	(31,428)	(46,435)	(20,452)
Other tax adjustment	(158,701)	(83,190)	(128,027)	(49,515)
Income tax and social contribution expense	(1,482,197)	(1,014,857)	(592,114)	(356,206)
Effective tax rate	25.98%	22.70%	32.69%	23.26%

The main events that took place in the nine-month period and that had an impact on the effective tax rate, besides the increase in profit before income tax and social contribution were: (a) amount received regarding the perpetual licensing of the Labatt brands in the United States, as explained in Note 7, considered partially taxable; and (b) increase in the financial losses and derivative instruments recorded in companies abroad that are non-deductible under the Brazilian tax rules.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10. PROPERTY, PLANT AND EQUIPMENT

	09/30/2009					12/31/2008
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Beginning balance	3,280,164	9,944,166	2,022,701	796,042	16,043,073	13,770,579
Effect of movements in Foreign exchange	(336,963)	(1,049,739)	(143,005)	(69,142)	(1,598,849)	1,055,491
Acquisition through business combinations	7,646	8,796	1,658	-	18,100	-
Acquisition	4,287	147,105	32,588	571,648	755,628	1,783,114
Disposals	(33,938)	(63,709)	(52,213)	(661)	(150,521)	(367,468)
Transfer to other asset categories	106,488	362,765	124,264	(736,868)	(143,351)	(232,793)
Other	-	1,543	(2,687)	16,026	14,883	34,150
Closing balance	3,027,684	9,350,927	1,983,306	577,045	14,938,963	16,043,073

Depreciation and Impairment
Beginning balance	(1,283,500)	(6,178,648)	(1,276,325)	-	(8,738,473)	(7,723,037)
Effect of movements in foreign exchange	82,740	540,685	85,513	-	708,938	(433,611)
Depreciation	(84,030)	(564,862)	(165,964)	-	(814,856)	(1,014,971)
Impairment losses(i)	-	(71,824)	-	-	(71,824)	(99,194)
Disposals	2,714	53,052	40,643	-	96,409	324,784
Transfer to other asset categories	(46)	133,648	9,751	-	143,353	207,556
Other	-	8,657	(177)	-	8,480	-
Closing balance	(1,282,122)	(6,079,292)	(1,306,559)	-	(8,667,973)	(8,738,473)

Carrying amount:
December 31, 2008	1,996,663	3,793,725	718,169	796,043	7,304,600	7,304,600
September 30, 2009	1,745,562	3,271,635	676,747	577,046	6,270,990	-
(i) refers substantially to returnable packaging losses.

11. GOODWILL

	09/30/2009	12/31/2008

Beginning balance	17,912,429	17,180,569
Effect of movements in foreign exchange	(548,769)	327,992
Acquisitions through business combinations and minority interests	128,606	403,868
Closing balance	17,492,266	17,912,429

AmBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

12. INTANGIBLE ASSETS

	09/30/2009			12/31/2008
	Useful Life
	Indefinite	Definite	Total	Total
Acquisition cost
Beginning balance	1,922,025	1,743,262	3,665,287	3,025,822
Effect of movements in foreign exchange	(520,499)	(91,258)	(611,758)	430,985
Acquisitions	51,149	57,635	108,784	175,262
Disposal	-	-	-	(1,178)
Transfers to other assets categories	-	(8,657)	(8,657)	31,838
Other movements	27,130	-	27,130	2,558
Closing balance	1,479,805	1,700,981	3,180,786	3,665,287

Amortization and Impairment losses
Beginning balance	-	(1,172,389)	(1,172,389)	(983,226)
Foreign exchange variation effect	-	34,595	34,595	(15,534)
Amortization	-	(129,626)	(129,626)	(176,432)
Disposal	-	-	-	513
Transfers to other assets categories	-	8,657	8,657	2,561
Other movement	-	-	-	(271)
Closing balance	-	(1,258,763)	(1,258,763)	(1,172,389)

Carrying g amount:
December 31, 2008	1,922,025	570,872	2,492,898	2,492,898
September 30, 2009	1,479,805	442,218	1,922,023	-

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands are expected to generate positive cash flows for as long as the Company owns the brands. Certain brands and their distribution rights have been assigned indefinite lives.

Intangible assets with indefinite useful lives are tested for impairment purposes in the fourth quarter of the year.

13. TRADE AND OTHER RECEIVABLES

  Non-current trade and other receivables

	09/30/2009	12/31/2008
Trade receivables	20,259	17,448
Cash deposits for guarantees	537,386	547,615
Tax credits	1,370,578	1,633,828
Taxes receivable	514,355	340,406
Other receivables	42,217	84,919
	2,484,795	2,624,216

  Current trade and other receivables

	09/30/2009	12/31/2008
Trade receivables	1,209,051	1,832,607
Interest receivable	57,101	40,092
Taxes receivable	239,349	316,719
Derivative financial instruments with positive fair value	949,444	819,403
Prepaid expenses - marketing	405,679	321,986
Other receivables	198,005	97,865
	3,058,629	3,428,672

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14. CASH AND CASH EQUIVALENTS

	09/30/2009	12/31/2008
Short term bank deposits	3,549,601	2,725,581
Current bank accounts	334,898	559,748
Cash	6,003	13,537
Cash and cash equivalents	3,890,502	3,298,866

Bank overdrafts	(38,715)	(18,820)

15. ASSETS HELD FOR SALE

	09/30/2009	12/31/2008
Assets held for sale	62,399	67,938
	62,399	67,938

Assets held for sale amounting to R$62,399 refer to land and buildings, mainly in Brazil. They are expected to be sold in 2009 and 2010.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16. CHANGES IN EQUITY - CONSOLIDATED

The table below presents the changes in the consolidated shareholders’ equity for the period of nine and three months ended September  30, 2009 and 2008:

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of January 1, 2008	6,105,207	(1,158,869)	118,358	(508,191)	38,282	(507,014)	(86,089)	14,118,303	18,119,987	506,692	18,626,679
Total recognized income and expenses				566,407	25,598	(1,591)		3,418,049	4,008,463	36,383	4,044,846
Shares issued	494,570							(438,908)	55,662		55,662
Dividends								(2,949,576)	(2,949,576)	(808)	(2,950,384)
Share-based payments			54,893						54,893	(1,103)	53,790
Treasury shares		1,053,559	(36,628)				(7,480)	(1,638,204)	(628,753)		(628,753)
Purchase of minority interests									-	(357,402)	(357,402)
Other								31,736	31,736	(14,316)	17,420

Balance as of September 30, 2008	6,599,777	(105,310)	136,623	58,216	63,880	(508,605)	(93,569)	12,541,400	18,692,412	169,446	18,861,858

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of January 1, 2009	6,601,990	(109,277)	151,731	687,243	105,342	(529,611)	(93,175)	13,973,274	20,787,517	224,060	21,011,577
Total recognized income and expenses	-	-	-	(1,585,460)	(176,423)	(4,424)	-	4,195,165	2,428,858	25,532	2,454,390
Shares issued	230,088	-	-	-	-	-	-	(145,103)	84,985	-	84,985
Dividends	-	-	-	-	-	-	-	(2,099,593)	(2,099,593)	(26)	(2,099,619)
Share-based payments	-	-	70,615	-	-	-	-	-	70,615	-	70,615
Treasury shares	-	62,572	(30,736)	-	-	-	(15,035)	-	16,801	(7)	16,794
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(52,819)	(52,819)
Other	-	-	-	-	-	-	-	50,112	50,112	158	50,270

Balance as of September 30, 2009	6,832,078	(46,705)	191,610	(898,217)	(71,081)	(534,035)	(108,210)	15,973,855	21,339,295	196,898	21,536,193

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of July 1, 2008	6,544,115	(107,636)	123,373	(593,450)	(5,777)	(508,607)	(97,523)	12,981,454	18,335,949	146,286	18,482,235
Total recognized income and expenses	-	-	-	651,666	69,657	2	-	1,163,446	1,884,771	8,295	1,893,066
Shares issued	55,662	-	-	-	-	-	-	-	55,662	-	55,662
Capital increase	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	(1,612,067)	(1,612,067)	(808)	(1,612,875)
Share based payments	-	-	13,250	-	-	-	-	-	13,250	12	13,262
Treasury shares	-	2,326	-	-	-	-	3,954	-	6,280	-	6,280
Purchase of minority interests	-	-	-	-	-	-	-	-	-	29,977	29,977
Others	-	-	-	-	-	-	-	8,567	8,567	(14,316)	(5,749)
Balance as of September 30, 2008	6,599,777	(105,310)	136,623	58,216	63,880	(508,605)	(93,569)	12,541,400	18,692,412	169,446	18,861,858

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of July 1, 2009	6,812,666	(87,772)	190,197	(468,570)	(16,078)	(529,181)	(104,367)	15,718,138	21,515,033	240,651	21,755,684
Total recognized income and expenses	-	-	-	(429,647)	(55,003)	(4,854)	-	1,230,941	741,437	8,892	750,329
Shares issued	19,412	-	-	-	-	-	-	(357)	19,055	-	19,055
Dividends	-	-	-	-	-	-	-	(1,088,825)	(1,088,825)	17	(1,088,808)
Share-based payments	-	-	32,149	-	-	-	-	-	32,149	6	32,155
Treasury shares	-	41,067	(30,736)	-	-	-	(3,843)	-	6,488	(7)	6,481
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(52,819)	(52,819)
Other	-	-	-	-	-	-	-	113,958	113,958	158	114,116
Balance as of September 30, 2009	6,832,078	(46,705)	191,610	(898,217)	(71,081)	(534,035)	(108,210)	15,973,855	21,339,295	196,898	21,536,193

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The share-based payment reserve was impacted by the expense of R$73,169 (see Note 18 – Share-based payment) and R$41,143 in the nine-month periods ended September 30, 2009 and 2008, respectively.

Capital stock

Outstanding shares	Preferred*	Common*	Total*
At the end of the previous year	269,428	345,508	614,936
Changes during the period	965	1,087	2,052
	270,393	346,595	616,988

Treasury shares	Preferred*	Common*	Total*
At the end of the previous year	827	105	932
Changes during the period	(404)	15	(389)
	423	120	543

* per thousand shares

On September 30, 2009, the Company’s capital stock of  R$6,832,078 (R$6,601,990 on December 31, 2008), was represented by 616,988 thousand shares of which  346.595 thousand are common shares and 270.393 thousand are preferred shares, all of them with no par value.

At the Board of Directors' Meeting held on 30 July 2009, the following changes to the Company’s capital stock took place:

i) Capital stock increase  in the amount of  R$19,054 through the issue of 144 thousand shares fully subscribed by the Northeast Investment Fund-FINOR related to released funds of income tax incentives. Although the capital increase has been made in the corporate act of July 30, 2009, the funds were released by the FINOR’s operator bank in August 25, 2009, date which our bank account was credited.

ii) Capital stock increase in the amount of  R$2,570, through the capitalization of the account "Tax incentive reserves – Reinvestment of Income Tax “ being R$642 related to calendar year 2004 and R$1,928 related to the calendar year 2006, without issuing new shares.

iii) Cancellation of the capital increase made in the Board of Directors' Meeting held on October 09, 2008 in the amount of R$(2,212), where 24,084 preferred shares were issued for subscription of FINOR by the price of R$91.86 each, given that such shares have not been paid, considering the end of the legal deadline for the resources to be released.

At the Board of Directors' Meeting held on June 29, 2009, the capital stock was increased by R$65,931, in view of verified subscription and payment by Company shareholders of 283 thousand common shares and 456 thousand preferred shares issued at the Annual General Meeting of April 28, 2009.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

At the Annual and Extraordinary General Meeting held on April 28, 2009, the following changes to the Company’s capital stock took place:

i) Capital stock increase in the amount of R$101,322, through the issue of 804 thousand common shares and 389 thousand preferred shares, paid in upon capitalization of 70% of tax benefit earned by the Company with the partial amortization of the goodwill special reserve in 2008 fiscal year;

ii) Capital stock increase in the amount of R$43,423, without issuance of shares, corresponding to capitalization of 30% of tax benefit earned by the Company with the partial amortization of the fiscal incentive reserve;

Changes in treasury shares in Reais, for the periods ended	9/30/2009	12/31/2008
At the beginning of the period	(109,277)	(1,158,869)
Reacquired shares for the satisfaction of share-based payments transaction	(7,388)	(346,971)
Reacquired shares - market	-	(283,283)
Transfer of shares - Finor	(9,889)	-
Cancellation of shares	-	1,638,204
Share-based payments	79,849	41,642
At the end of the period	(46,705)	(109,277)

On March 3, 2008, the Company launched a program for the repurchase of common and preferred own shares up to the amount of R$750,000, which matured on February 26, 2009.

Dividends and interest on equity

On August 11, 2009: The Company approved the distribution, in view of the profits earned in the interim financial statement of June 30, 2009 of, (i) dividends to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$1.30 per common share and R$ 1.43 per preferred share pursuant to the law in force; and (ii) interest on equity to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$0.25 per common share and R $ 0.28 per preferred share. The distribution of interest on equity will be taxed in compliance with the law in force, which will result in a net distribution of interest on equity of R$0.21 per common share and R$0.23 per preferred share.

These payments were made as from October 2, 2009 (ad referendum of the Annual General Meeting for fiscal year ending on December 31, 2009) based on shareholding position of September 15, 2009 for Bovespa’s shareholders and of September 18, 2009 for NYSE’s shareholders, without monetary restatement.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

17. INTEREST-BEARING LOANS AND BORROWINGS

This note discloses contractual information on the position of interest-bearing loans and borrowings of the Company. Note 19 discloses additional information related to the Company’s exposure to interest rate and currency risks.

Current and non-current interest-bearing loans and borrowings totaled R$7,804,895 on September 30, 2009, compared to R$10,657,827 on December 31, 2008.

The variation in gross indebtedness in the quarter ended September 30, 2009 can be explained mainly by the amortization of the Promissory Note, Debenture and the agroindustrial credit in the amounts of R$1,500,000, R$ 817,050 and R$ 265,000, respectively, and also by the net increase of R$ 355,410 in the agreements with BNDES partially offset by the losses arising from the fair value adjustment of hedged debts and by foreign exchange gains on debts denominated mainly in US Dollars and losses related to market value adjustments of hedge accounting debts, partially offset by the interest recorded in the period.

Non-current Liabilities
	9/30/2009	12/31/2008
Secured bank loans	100,717	86,279
Unsecured bank loans	2,790,387	2,676,062
Unsecured bond issues	3,622,056	3,919,373
Other unsecured loans	344,919	360,411
Financial leasing	17,071	27,498
	6,875,150	7,069,623

Current Liabilities
	9/30/2009	12/31/2008
Secured bank loans	45,952	52,900
Unsecured bank loans	864,349	2,698,260
Unsecured bond issues	249	817,050
Other unsecured loans	11,006	8,454
Financial leasing	8,189	11,540
	929,745	3,588,204

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Total	Less than one year	1-2 years	2-5 years	Over 5 years
Secured bank loans	146,669	45,952	42,552	58,165	-
Unsecured bank loans	3,654,736	864,349	927,416	1,651,823	211,148
Unsecured bond issues	3,622,306	249	-	3,317,096	304,961
Other unsecured loans	355,925	11,006	172,686	65,593	106,640
Financial leasing	25,259	8,189	7,266	9,804	-
	7,804,895	929,745	1,149,920	5,102,481	622,749

18. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors, in order to align the interests of shareholders with those of the employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates option plans, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is recorded as expenses throughout the maturity period. The options granted under the bonus plan and issued during 2009 can be exercised as from the 5th year.

In the first half of 2009 AmBev issued a total of 456 thousand of such options, representing a fair value of approximately R$28,220. In addition, 78 thousand options were granted to members of the board of directors, representing a fair value of approximately R$5,125.

In the third quarter of 2009 AmBev issued a total of 839 thousand of these options, in the fair value of approximately R$78,267. In addition, 258 thousand options were granted to members of the board of directors, representing a fair value of approximately R$23,567.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2009 grants are as follows:

In R$, except when otherwise mentioned	(1) 1° Semester 2009	(2)2009	(3)2008

Fair value of options granted	90.56	66.23	83.55
Share price	133.99	97.93	134.19
Exercise price	132.29	94.50	127.19
Expected volatility	45.1%	48.2%	33,0%
Expected option life (in years)	5	5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	12.6%	11.8%	12.5%

(1)	Option plan based on the bonus paid in the third quarter of 2009 related to the profit of the first half of 2009
(2)	Option plan based on the bonus paid in the first half of 2009 related to the 2008 profit.
(3)	Option plan based on the bonus paid in the first half of 2008 related to the 2007 profit.

As per the terms of the option plan for 2009, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 (thirty) days before the grant date.

Expected volatility is based on historical volatility calculated using 252 (two hundred and fifty-two) days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

The abovementioned share-based payment transactions resulted in a total expense of R$73,169 and R$41,143 in the nine-months ended on September 30, 2009 and 2008, respectively.

19. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital market in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) translation and balance conversion risks and (iv) credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. Any exception to the policy must be approved by the Board of Directors.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

To meet its objectives, the Company and its subsidiaries use derivative interest and commodities. Derivative instruments authorized by the risk policy are futures contracts traded on forex, deliverable forwards, non-deliverable forwards, linear options and swaps. On September, 2009, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were stated as Fair value hedge instruments. Therefore, its results, measured according to their fair value, are recognized in each accounting period in financial results.

ii) Operational hedge – Operations contracted with the purpose of reducing the Company’s exposure to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at its fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding booking accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the exchange variation of operations between the Company and its subsidiaries abroad, such as intercompany loans. In order to meet that goal, the Company contracted derivative instruments (future liquidity contracts), which their results are measured according to their fair value and recognized on the accrual basis in the income tax result of each period.

On September 30, 2009 and December 31, 2008, these instruments’ contracted amounts and their respective fair values, as well as accumulated effects in the year, are detailed in the table below:

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Purpose / Risk/ Instrument		Notional Amount		Fair Value
		09/30/2009	12/31/2008	09/30/2009	12/31/2008
Foreign Currency	Future contracts	1,423,369	1,630,058	(15,902)	(52,960)
Foreign Currency	Options	285,118	-	10,352	-
Foreign Currency	Non Deliverable Forwards	779,576	984,737	15,036	161,206
Foreign Currency	Deliverable Forwards	425,593	315,772	(29,869)	13,406
Interest Rates	Future contracts	(300,000)	(1,000,000)	(200)	(460)
Commodity	Future contracts	225,060	236,798	27,563	(53,039)
Commodity	Swaps	453,372	471,008	19,319	(293,716)
Operational Hedge		3,292,088	2,638,373	26,299	(225,563)
Foreign Currency	Future contracts[1]	(211,594)	(713,369)	2,653	23,209
Foreign Currency	Swaps	2,485,793	2,957,757	(253,858)	172,931
Foreign Currency	Non Deliverable Forwards	1,113,320	1,469,253	481,701	379,282
Interest Rates	Future contracts[1]	(30,000)	382,000	138	(216)
Interest Rates	Swaps	20,887	599,544	67,620	14,577
Financial Hedge		3,378,406	4,695,185	298,254	589,783
Foreign Currency	Future contracts[1]	(1,234,446)	(1,590,329)	15,121	52,689
Fiscal Hedge		(1,234,446)	(1,590,329)	15,121	52,689
Total Derivatives		5,436,048	5,743,229	339,672	416,909

Purpose / Risk/ Instrument		Result period ended on		Result quarter ended on
		9/30/2009 [2]	9/30/2008	9/30/2009	9/30/2008
Foreign Currency	Future contracts(1)	(410,692)	46,391	(162,884)	190,715
Foreign Currency	Options	(15,766)	-	(15,766)	-
Foreign Currency	Non Deliverable Forwards	(28,069)	(11,451)	(29,872)	(3,308)
Foreign Currency	Deliverable Forwards	(30,557)	(7,481)	(23,465)	(1,605)
Interest Rates	Future contracts[1]	(561)	(1,973)	(124)	(1,973)
Commodity	Future contracts[1]	63,424	24,784	25,594	6,400
Commodity	Swaps	35,805	215,314	45,388	57,908
Operational Hedge		(386,416)	265,584	(161,129)	248,137
Foreign Currency	Future contracts[1]	122,190	(7,602)	37,800	(9,180)
Foreign Currency	Swaps	(532,774)	(281,717)	(101,302)	305,800
Foreign Currency	Non Deliverable Forwards	209,527	8,457	23,800	(100,896)
Interest Rates	Future contracts[1]	(7,403)	1,010	26	3,100
Interest Rates	Swaps	85,699	(2,218)	10,718	10,221
Financial Hedge		(122,761)	(282,070)	(28,958)	209,045
Foreign Currency	Future contracts[1]	400,944	(45,702)	132,700	(172,503)
Fiscal Hedge		400.944	(45,702)	132,700	(172,503)
Total Derivatives		(108.233)	(62,188)	(57,387)	284,679

(1) Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2) Income generated by operations during 2009. Of the amount generated in the period, R$278,183 was recognized in the result of the period, of which R$(122,761) as financial income and R$400,944 as income tax and social contribution. The loss of R$(386,416) was recorded in shareholders’ equity, partially amortizing the earnings retained in previous periods, which will be recognized in future periods, according to the maturity of each derivative instrument, whereas this loss was partially recognized in income statement in the nine months, period ended in September 30, 2009 according to the nature of each hedge.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

These instruments, as of September 30, 2009, at Fair Value and Notional amount per instrument, matured as follows:

Purpose / Risk / Instrument		Fair Value
		2009	2010	2011	2012	>2012	Total
Foreign Currency	Future contracts	1,254,450	168,920	-	-	-	1,423,369
Foreign Currency	Options	17,781	236,487	30,850	-	-	285,118
Foreign Currency	Non Deliverable Forwards	241,055	441,105	97,415	-	-	779,576
Foreign Currency	Deliverable Forwards	76,904	341,506	7,184	-	-	425,593
Interest Rates	Future contracts	-	(300,000)	-	-	-	(300,000)
Commodity	Future contracts	58,405	154,978	11,677	-	-	225,060
Commodity	Swaps	119,453	267,268	66,651	-	-	453,372
Operational Hedge		1,768,048	1,310,264	213,777	-	-	3,292,088
Foreign Currency	Future contracts	(12,891)	2,667	(206,260)	445	4,445	(211,594)
Foreign Currency	Swaps	-	51,565	1,275,058	-	1,159,170	2,485,793
Foreign Currency	Non Deliverable Forwards	(76,814)	-	600,526	589,608	-	1,113,320
Interest Rates	Future contracts	-	90,000	(5,000)	(2,500)	(112,500)	(30,000)
Interest Rates	Swaps	-	-	(113,369)	(165,744)	300,000	20,887
Financial Hedge		(89,705)	144,232	1,550,955	421,809	1,351,115	3,378,406
Foreign Currency	Future contracts	(1,234,446)	-	-	-	-	(1,234,446)
Fiscal Hedge		(1,234,446)	-	-	-	-	(1,234,446)
Total Derivatives		443,897	1,454,496	1,764,732	421,809	1,351,115	5,436,048

Purpose / Risk / Instrument		Notional Amount
		2009	2010	2011	2012	>2012	Total
Foreign Currency	Future contracts	(14,211)	(1,691)	-	-	-	(15,902)
Foreign Currency	Oprions	646	8,586	1,120	-	-	10,352
Foreign Currency	Non Deliverable Forwards	(1,365)	9,697	6,702	-	-	15,034
Foreign Currency	Deliverable Forwards	(5,160)	(23,948)	(762)	-	-	(29,869)
Interest Rates	Future contracts	-	(200)	-	-	-	(200)
Commodity	Future contracts	(23,510)	46,804	4,269	-	-	27,563
Commodity	Swaps	5,156	11,298	2,865	-	-	19,319
Operational Hedge		(38,444)	50,546	14,194	-	-	26,297
Foreign currency	Future Contracts	(105)	(37)	2,863	(6)	(62)	2,653
Foreign currency	Swaps	-	51,635	(151,924)	-	(153,569)	(253,858)
Foreign currency	Non Deliverable Forwards	3,083	-	343,223	135,395	-	481,701
Interest Rates	Future Contracts	(1)	52	4	2	81	138
Interest Rates	Swaps	-	21,360	(5,614)	2,418	49,455	67,620
Financial Hedge		2,977	73,010	188,552	137,810	(104,095)	298,254
Foreign Currency	Future Contracts	15,121	-	-	-	-	15,121
Fiscal Hedge		15,121	-	-	-	-	15,121
Total Derivatives		(20,346)	123,556	202,746	137,810	(104,095)	339,672

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based in 3 scenarios, which may impact on future results and /or cash flows of the  Company, as described below:

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on September 30, 2009.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2009.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2009.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each transaction’s hedge objects.

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR[1] (R$)

Foreign Currency	Future Contracts	Dollar decrease	(15,902)	(371,744)	(727,587)	156,509
Foreign Currency	Options	Dollar decrease				27,934
Foreign Currency	NDFs	Dollar and Euro decrease	15,036	(179,858)	(374,752)	37,502
Foreign Currency	Deliverable Forwards	Dollar decrease	(29,869)	(136,267)	(242,666)	44,345
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	(200)	(5,762)	(11,524)	2,156
Commodity	Future Contracts	Commodities decrease	27,563	(28,702)	(84,967)	59,951
Commodity	Swaps	Commodities decrease	19,319	(94,024)	(207,367)	81,992
Operational Hedge

Foreign Currency	Future Contracts	Dollar decrease	2,653	(50,245)	(103,144)	11,616
Foreign Currency	Swaps	Dollar decrease	(253,858)	(875,306)	(1,496,754)	385,772
Foreign Currency	NDFs	Dollar decrease	481,701	203,371	(74,959)	131,771
Interest Rates	Future Contracts	Increase in interest rate	138	(6,806)	(13,659)	3,331
Interest Rates	Swaps	Increase in interest rate	67,620	3,406	(5,501)	3,333
Financial Hedge

Foreign Currency	Future Contracts	Real increase	15,121	(293,490)	(602,102)	194,129
Fiscal Hedge

(1) unaudited information

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar decrease	(30,747)	(680,728)	(1,330,910)
Input purchases		30,747	753,337	1,476,126
Commodities hedge	Decrease in	46,882	(122,726)	(292,334)
Input purchases	commodity prices	(46,882)	122,726	292,334
Foreign exchange hedge	Dollar decrease	(187)	(12,903)	(25,619)
Capex purchase		187	12,903	25,619
Operational hedge		15,948	(816,357)	(1,648,863)
Operational purchases		(15,948)	888,966	1,794,079
Net effect		-	72,609	145,216

Foreign exchange hedge	Foreign currency	230,496	(722,180)	(1,674,857)
Net debt	increase	(230,496)	722,180	1,674,857
Interest rate hedge	Increase in interest	67,758	(3,400)	(19,160)
Interest Expenses	rates	(67,758)	3,400	19,160
Financial hedge		298,254	(725,580)	(1,694,017)
Net debt and interest		(298,254)	725,580	1,694,017
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	15,121	(293,490)	(602,102)
Tax expenses		(15,121)	293,490	602,102
Fiscal hedge		15,121	(293,490)	(602,102)
Tax expenses		(15,121)	293,490	602,102
Net effect		-	-	-

Ascertainment of fair value of derivatives

The Company evaluates derivative instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of September 30, 2009 the Company kept an amount of R$40,010 in immediate liquidity or cash investments (R$226,431 on December 31, 2008).

Debt financial instruments

The Company’s financial liabilities, mainly represented by foreign debt securities and debentures are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are stated as items subject to fair value hedge. As such, variations in the fair value of hedged risk factors are recognized in income in contra account to the amount of their respective debts.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$258,216 on September 30, 2009 (R$268,841 on December 31, 2008), as presented below:

Financial liabilities	Book	Market	Difference

Working Capital BRL (Labatt)	2,054,741	1,747,639	307,102
Senior Notes – BRI (i)	146,962	155,052	(8,090)
International financing (other currencies)	956,315	956,315	-
Agro-industrial credit	184,887	184,887	-
BNDES/FINEP/EGF	605,463	605,463	-
Bond 2011	1,037,162	1,072,220	(35,058)
Bond 2013	1,037,162	1,044,002	(6,840)
Bond 2017	300,000	300,000	-
Debentures	1,247,980	1,246,878	1,102
Tax incentives	208,963	208,963	-
Financial Leasing	25,260	25,260	-

	7,804,895	7,546,679	258,216

(i)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as September 30, 2009, approximately 117.00% of face value for Bond 2011, 117.00% for Bond 2013 and 96.81% for Bond 2017 (110.19% for Bond 2011, 110.55% for Bond 2013 and 72.42% for Bond 2017 on December 31, 2008).

Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The process that determines the financial institutions authorized to operate as the Company’s counterparts is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. On September 30, 2009, the total amount of this limit is R$222,262 (equivalent to US$125,000) in derivative operations contracted in Brazil, and R$115,576 (equivalent to US$ 65,000) in derivative operations contracted abroad.

On September 30, 2009, the Company had its main short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, BNP Paribas, Bradesco, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: ABN Amro Real, Barclays, Banco de Crédito do Peru, BNB, BBVA, Banco Votorantim, Citibank, Deutsche Bank, Goldman Sachs, Itaú-Unibanco, JP Morgan Chase, Macquarie, Morgan Stanley, NBC, Prudential Securities, Santander, ScotiaBank, Societé Generale, Standard Bank and TD Securities.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

20. PROVISIONS

	Restructuring	Contingencies	Other	Total
Balance at January 1, 2009	15,518	908,755	140,399	1,064,672
Effect of changes in foreign exchange rates	(1,679)	(33,231)	-	(34,910)
Change of scope		1,534	-	1,534
Provisions made	4,271	222,205	-	226,476
Provisions used	(8,858)	(87,113)	-	(95,971)
Provisions reversed	-	(179,341)	-	(179,341)
Other changes	-	18,918	(17,622)	1,296
Balance on September 30, 2009	9,252	851,727	122,777	983,756

Provision for contingencies mainly comprises tax and labor lawsuits (see note 22).

The provisions are expected to be settled within the following time windows:

In thousands of reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years

Restructuring
Non-current restructuring	9,252	5,055	4,197	-	-
Total	9,252	5,055	4,197	-	-

In thousands of reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years
Contingencies
Civil	36,246	2,358	9,511	16,212	8,166
Taxes on sales	415,739	49,294	73,289	146,578	146,578
Income tax	93,225	7,007	17,199	34,398	34,622
Labor	230,138	22,450	44,735	84,713	78,239
Other	76,380	8,639	14,040	46,229	7,472
	851,727	89,748	158,773	328,129	275,077

Other	122,777	-	-	-	122,777
Total	983,756	94,803	162,970	328,129	397,854

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

21. TRADE AND OTHER PAYABLES

Non-current
	09/30/2009	12/31/2008
Trade payables	9,825	15,817
Tax incentives - ICMS	604,422	583,030
Other payables	67,695	27,535
	681,942	626,382

Current
	09/30/2009	12/31/2008
Trade payables and accrual expenses	2,802,992	3,308,296
Payroll and social security payables	355,939	308,584
Indirect tax payable	1,015,285	1,325,545
Interest payable	110,495	365,485
Consigned packging	51,661	77,617
Cash guarantees	3,987	4,433
Derivative financial instruments with negative fair values	609,772	418,763
Dividends payable	1,127,655	300,087
Other payables	2,704	38,651
	6,080,490	6,147,461

22. CONTINGENCIES

Lawsuits with probable losses:

ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits. The amount related to these taxes recorded on September 30, 2009 and on December 31, 2008 was R$425,857 and R$427,010 respectively.

Labor

The Company and its subsidiaries are involved in approximately 3,900 labor proceedings, considered as probable losses, mainly related to overtime, its effects and respective charges, among others. The amount related to labor contingencies recorded on September 30, 2009 and December 31, 2008 was R$230,138 and R$249,525 respectively.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Other lawsuits

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated, mainly claiming for indemnities due to the termination of the contracts.

Labatt Canada

Labatt Canada was assessed by the Canadian government for the interest rate used in certain related party debts and related party transactions, and other transactions existing in the past. The total amount of the exposure may reach CAD$218,000, equivalent to R$361,322 on September 30, 2009. In the event Labatt Canada is required to pay these amounts, CAD$110,000 will be reimbursed by its former parent company AB InBev, equivalent to R$182,318 on September 30, 2009,

During 2008, as required by Canadian government, payments of CAD$115,277, equivalent to R$220,496, were made. Out of this amount, AB InBev has reimbursed Labatt Canada in CAD$79,186, equivalent to R$151,463. Labatt Canada is continuing to challenge these assessments. After considering the transactions in the period, the probable payable amount was assessed at CAD$63,586 in the “Accounts Payable”, equivalent to R$105,390, on September 30, 2009.

Lawsuits with possible loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable. For the lawsuits as follow below, Company’s management understands there is no need for provision:

Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

Based on the opinion of its legal advisors, Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it adopts a concept of availability of results that did not exist in the prevailing laws in the period referred to in the tax assessments and (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation.

The total amount related to the Company’s tax assessments is R$ 2,823,757. Based on the legal opinion of its legal consultants, the Company classify the risk of loss of the mentioned amount as possible but not probable.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Stock subscription bonus (warrants)

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than the Company considers as established upon the warrant issuance. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately R$141,734), in addition to legal fees and charges. In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterpart funds substantially lower than the current market value.

Lawsuit against the Alcohol Industry in Brazil

On October 28, 2008, the Federal Prosecutor’s Office filed a suit for damages against AmBev and two other companies of the liquor industry claiming for a total of approximately R$2,8 billion (of which about R$2,1 billion is demanded from AmBev). The Prosecution Office’s representatives argue that: (i) alcohol may seriously damage people’s health and public health and that beer is the most consumed alcoholic beverage in Brazil; (ii) the defendants hold approximately 90% of the Brazilian beer market share and invest heavily in advertising; and (iii) the advertising campaigns increase not only the defendant’s market share but also the total alcohol consumption, consequently damaging society. AmBev believes that the proceedings are not well-founded and intends to vehemently defend itself in this lawsuit.

CADE – Administrative Proceeding

On July 22, 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No 08012,003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and has, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo” which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352 million.

AmBev filed a lawsuit to annul the  CADE's decision. The 16th Federal Court in Brasilia ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. AmBev has already rendered a letter of guarantee for this purpose.

Based on our advisors’ analysis, we understand that this is a contingency with risk of possible loss  (but not probable), and therefore we have not established a provision in our interim financial statements.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

We are also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which we believe contravenes applicable competition rules and regulations.

Notice of infraction - Instituto Nacional de Seguridade Social - INSS

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to employees.

Events as Plaintiffs

On September 30, 2009, the Company and its subsidiaries did not have lawsuits in which they acted as plaintiffs for which the probability of success was probable and therefore worthy of being disclosed.

23.           RELATED PARTIES

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to the Stock Option Plan, as mentioned in Note 18.

The total expenses with the Company’s Management members are as follows:

	Nine months period ended on:		Three months period ended on:
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Short-term Management members benefits (i)	24,776	11,577	15,055	6,171
Share-based payments (ii)	8,893	10,224	3,433	2,881
Total Key Management Remuneration	33,669	21,801	18,488	9,052

(i) These correspond substantially to management fees and profit sharing (including performance bonuses)

(ii) These correspond to the cost of stock options granted to Management members.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Before January 1, 2003, AmBev had deferred payment stock plans. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 was grandfathered and may be requested. The current Stock Ownership Plan is the result of revised text approved in AmBev´s Extraordinary General Meeting of April 27,2007.

Excluding the abovementioned plan, AmBev neither has any type of transaction with the Management members nor pending balances receivable or payable in its balance sheet.

Transactions with other related parties:

FAHZ is one of the Company’s shareholders, with 16.80% of the voting rights and 9.44% of share capital. FAHZ is also a legally independent entity whose main goal is to provide AmBev’s employees, both active and inactive (retirees), and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2008 and on September 30, 2009, actuarial liabilities related to the benefits provided directly by FAHZ are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

In addition, the expenses incurred by FAHZ in providing the benefits mentioned above to AmBev’s employees totaled R$79,462 on September 30, 2009 (R$69,534 on September 30, 2008), of which R$67,299 related to active employees and R$12,163 related to inactive employees (R$60,230 and R$9,304 respectively, in 2008).

Jointly controlled entities

AmBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Aggregate amounts of AmBev interest in these entities are as follows:

In thousand of Reais	09/30/2009

Non-current assets	136,965
Current assets	126,434
Non-current liabilities	173,919
Current liabilities	113,342
Result from operations	16,800
Income attributable to shareholders	3,363

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transactions with associates

AmBev transactions with associates were as follows:

In thousand of Reais	09/30/2009

Net sales	53,206
Current liabilities	80,787

24. RECONCILIATION OF PARENT COMPANY’S EQUITY AND PROFIT

As required by CVM Instruction 457, from July 13, 2007, the Company has prepared the reconciliations between the parent company shareholders’ equity and profit under BRGAAP and the shareholders’ equity and profit from the consolidated financial statements under IFRS, as follows:

(In thousands of Brazilian Reais)	09/30/2009	12/31/2008
Shareholders’ equity under BR GAAP – parent company	18,606,891	17,278,138
Adjustments under IFRS:
Business combinations	3,533,759	4,397,569
Employee benefits	(382,139)	(409,122)
Other adjustments	(29,869)	6,515
Deferred income tax over IFRS adjustments	(385,898)	(573,350)
Impact of adjustments in minority interest	(3,449)	87,767
Shareholders’ equity under IFRS – consolidated financial statements	21,339,295	20,787,517

(In thousands of Brazilian Reais)	09/30/2009	09/30/2008
Profit under BR GAAP – parent company	4,226,621	1,952,096
Adjustments under IFRS:
Business combinations	(23,755)	1,499,531
Employee benefits	15,796	10,126
Other adjustments	15,852	25,111
Deferred income tax over IFRS adjustments	5,660	(8)
Impact of adjustments in minority interest	(45,009)	(68,807)
Profit under IFRS – consolidated financial statements	4,195,165	3,418,049

25. EVENTS AFTER THE BALANCE SHEET DATE

a)	Purchase of minority shares of AmBev Company S.A.

On October 02, 2009 the Company through its subsidiary Monthiers S.A., acquired 14,38% of minority shares on the Peruvian subsidiary AmBev Company S.A., in the amount of US$ 16 million (equivalent to R$ 28 million), increasing its share from 85,62% to 100%. The AmBev Company owns 99,99% of  the shares issued by the subsidiary Compañía Cervecera AmBev Perú S.A.C.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Dividend and interest on equity

On November 9, 2009, the Company approved the distribution, due to the profit recorded in the balance outstanding as of October 31, 2009, (i) dividends to be allocated to the minimum mandatory dividend for the 2009 fiscal year, at the ratio of R$ 1.48 per common share and R$ 1.63 per preferred share without withholding income tax pursuant to the law in force; and (ii) Interest on equity to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$ 0.54 per common share and R$ 0.59 per preferred share. The distribution of interest on equity will be taxed in the compliance with the law in force, which will result in a net distribution of Interest on equity of R$ 0.46 per common share and R$ 0.50 per preferred share.

The aforementioned payments will be made as from December 18, 2009 (ad referendum of the Annual General Meeting for fiscal year ending on December 31, 2009) based on shareholders position of December 2, 2009 for NYSE´s shareholders and December 7, 2009 to shareholders for NYSE´s shareholders, without monetary restatement. Shares and ADRs will be traded ex-dividend as from December 3, 2009.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AMBEV REPORTS 2009 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, November 12, 2009– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2009 third quarter (Q3 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and nine months period ended September 30, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before non-recurring items. Non-recurring items are either income or expenses, which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2008 (Q3 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 9.8% driven by volume growth and price increases across our regions. Organic volume growth of 4.7% in the period was driven by a 9.5% volume growth in Brazil, partly offset by a 5.6% and 4.5% decline in Latin America South and Hila-Ex volumes, respectively.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter increased by 1.4% as inflation was partly offset in the quarter by expected gains on our hedges, lower commodity prices for PET and corn and productivity initiatives. SG&A (excl. depreciation & amortization) increased organically by 18.7% driven by volume growth, inflation, timing of certain investments and accruals for variable compensation in the period.

EBITDA, Operating Cash Flow and Net income: Our Normalized EBITDA reached R$2,373.8 million in Q3 2009, an organic growth of +11.0%, while margin expanded 70 bps in the period to 43.9%. Operating cash flow generation was R$1,829.4 million in Q3 2009, an increase of 3.3% yoy. Our Normalized Net income was R$1,232.5 million (+5.6%) in Q3 2009 while our Normalized Earnings per share (EPS) grew 5.2% yoy.

Payout and Financial Discipline: In Q3 2009, we paid dividends and interest on own capital (IOC) totaling around R$0.7 billion. Since then, we paid dividends and IOC of approximately R$1.0 billion on October 2, 2009 and announced a new IOC and dividend distribution totaling R$1.3 billion to be paid beginning December 18. There were no share buybacks in the quarter.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	3Q08	3Q09	Reported		Organic		YTD 08	YTD 09	Reported		Organic
Total volumes	34,445.1	36,345.1	5.5%		4.7%		103,007.0	107,689.7	4.5%		4.7%
Beer	24,387.5	26,217.7	7.5%		7.5%		73,629.0	77,031.6	4.6%		5.3%
CSD and NANC	10,057.6	10,127.4	0.7%		-1.1%		29,378.0	30,658.2	4.4%		2.8%

Net sales	4,800.9	5,411.6	12.7%		9.8%		14,347.7	16,415.4	14.4%		9.8%
Gross profit	3,101.6	3,552.8	14.5%		11.8%		9,329.7	10,935.1	17.2%		12.8%
Gross margin	64.6%	65.7%	100	bps	120	bps	65.0%	66.6%	160	bps	190	bps
EBITDA	2,085.1	2,372.2	13.8%		11.1%		6,196.6	7,539.9	21.7%		17.2%
EBITDA margin	43.4%	43.8%	40	bps	70	bps	43.2%	45.9%	270	bps	320	bps
Normalized EBITDA	2,088.6	2,373.8	13.7%		11.0%		6,208.5	7,339.8	18.2%		13.7%
Normalized EBITDA margin	43.5%	43.9%	40	bps	70	bps	43.3%	44.7%	140	bps	180	bps
Net Income - AmBev holders	1,163.4	1,230.9	5.8%				3,418.0	4,195.2	22.7%
Normalized Net Income - AmBev holders	1,167.0	1,232.5	5.6%				3,430.0	3,995.1	16.5%
No. of share outstanding (millions)	614.0	616.4					614.0	616.4
EPS (R$/shares)	1.89	2.00	5.4%				5.57	6.81	22.3%
Normalized EPS	1.90	2.00	5.2%				5.59	6.48	16.0%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Message from AmBev Management

During the third quarter, our normalized consolidated EBITDA totaled R$2,373.8 million, an 11.0% organic increase with our margins expanding by 70 bps and reaching 43.9%. Consolidated volumes delivered solid growth, driven by Brazil once again, and were 4.7% higher in Q3 2009.

In Brazil, the positive macro-economic environment continues to support the good performance of the industry. We have been able to outgrow the market through successful innovations and, as a result, delivered a 12.3% beer volume growth in the period. Our CSD & Nanc business also performed well and delivered a 2.2% volume growth in the period despite the cycling of very challenging comparison with Q3 2008.

Our Normalized Brazil EBITDA increased organically by +12.6%, with margins expanding by 110 bps. Higher accruals for variable compensation have once again negatively impacted our quarterly results when compared to last year. “We are pleased with our results in the quarter, as the areas we decided to focus in the beginning of the year, namely innovation and productivity, continue to contribute positively to our growth in volume, share, EBITDA and profitability. Our investments in the market place to support our innovations produced great results and we are not only growing our profitability this year, but also preparing for 2010 and the future. Our focus now is to prepare ourselves for the summer season as the industry has yet to show signs of deceleration versus last year”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

HILA-ex reported a Normalized EBITDA gain of R$12.0 million, mainly driven by the sale of a real state property in Dominican Republic. João Castro Neves comments: “Although still EBITDA negative when excluding one-off gains, our teams in Hila-ex continue to make important progress towards our long-term goals in each country across the Region”.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Latin America South contributed with Normalized EBITDA of R$312.0 million (+25.0%) in the period, despite poor industry performance across most markets.

Revenue management initiatives, market share gains and efficiency gains in COGS allowed us to expand margins in Q3 2009 by 370 bps. “We delivered very strong performance in the third quarter despite volume decline due to the industry slowdown. We achieved this performance through market share gains, effective revenue management, focus on premium brands, a solid support to our mainstream brands and by rationalizing our cost structures. We expect a very tough macroeconomic environment for the next quarters but we are confident our brands and our management team are prepared to perform in order to face the challenges to come”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$418.7 million in the period, an organic decline of 7.5% with a margin contraction of 470 bps in the quarter. Although we continue to deliver net revenues per hectoliter growing ahead of inflation, COGS per hectoliter were pressured by aluminum prices and the growth of imported brands in our mix. "After a strong first half of the year, the third quarter proved to be a tougher competitive environment in Canada, as we are seeing competitors clearly choose market share over profitability, and continued soft domestic industry. Our performance continues to be driven by strong price management, growth in our focus brands, smart innovation and the leveraging of all cost saving opportunities,” says Márcio Froes, President for Labatt.

Overall, we are pleased with another quarter of double-digit EBITDA growth and with our operating cash flow generation the two areas we clearly focused in 2009. Our results year to date have been the result of our people acting as owners and preparing for what everyone believed would be a very challenging year and delivering on those plans.

Turning to our cost structure, during the quarter we hedged our remaining estimated foreign currency exposure for 2010 at an average exchange rate of R$1.99: US$1.00, compared to a R$1.88 : US$1.00 in 2009.

Looking forward, we will continue focusing in our innovation pipeline and execute our production, sales and distribution plans as we enter the summer season. Our brands have been very successful in connecting with our consumers and we want to keep the momentum by continuing to invest behind our brands entering 2010.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Net Revenue	4.800,9	21,2	119,7	469,9	5.411,6	12,7%	9,8%
Cost of Goods Sold (COGS)	(1.699,3)	(11,9)	(42,6)	(105,0)	(1.858,8)	9,4%	6,2%
Gross Profit	3.101,6	9,2	77,1	364,9	3.552,8	14,5%	11,8%
Selling, General and Administrative (SG&A)	(1.381,1)	7,0	(50,5)	(246,2)	(1.670,8)	21,0%	18,0%
Other operating income	76,3	0,0	8,4	89,2	173,9	127,8%	116,8%
Normalized Operating Income
(normalized EBIT)	1.796,8	16,2	35,0	207,9	2.055,9	14,4%	11,5%
Non-recurring items above EBIT	(3,5)		1,0	0,9	(1,5)	nm	nm
Net Financial Results	(262,0)				(243,1)	-7,2%
Share of results of associates	0,0				0,2	nm
Income Tax expense	(356,2)				(592,1)	66,2%
Net income	1.175,1				1.219,3	3,8%
Attributable to AmBev holders	1.163,4				1.230,9	5,8%
Atributable to minority interests	11,6				(11,6)	nm

Normalized EBITDA	2.088,6	16,6	36,6	231,9	2.373,8	13,7%	11,0%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Net Revenue	14.347,7	2,3	669,3	1.396,2	16.415,4	14,4%	9,8%
Cost of Goods Sold (COGS)	(5.018,0)	4,6	(260,4)	(206,6)	(5.480,4)	9,2%	4,1%
Gross Profit	9.329,7	6,9	409,0	1.189,6	10.935,1	17,2%	12,8%
Selling, General and Administrative (SG&A)	(4.250,9)	14,3	(209,7)	(543,5)	(4.989,8)	17,4%	12,9%
Other operating income	259,7	0,1	10,4	107,4	377,6	45,4%	41,4%
Normalized Operating Income
(normalized EBIT)	5.338,4	21,3	209,6	753,5	6.322,8	18,4%	14,1%
Non-recurring items above EBIT	(11,9)		(3,3)	215,4	200,1	nm	nm
Net Financial Results	(860,0)				(817,3)	-5,0%
Share of results of associates	3,9				0,5	-88,3%
Income Tax expense	(1.014,9)				(1.482,2)	46,0%
Net income	3.455,4				4.223,9	22,2%
Attributable to AmBev holders	3.418,0				4.195,2	22,7%
Atributable to minority interests	37,4				28,8	-23,1%

Normalized EBITDA	6.208,5	22,0	256,1	853,1	7.339,8	18,2%	13,7%

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

(*) Q3 2006 and Q3 2007 data derive from BR GAAP figures and are presented just for reference purposes.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev Consolidated
The following table sets forth the consolidated results of AmBev for Q3 2009 and for our nine-month period (YTD09).

AmBev delivered Normalized EBITDA of R$2,373.8 million in the quarter with a margin expansion of 70 bps. Top line growth continued to exceed volume growth and our COGS/hl grew well below inflation in the period. However, timing of certain investments, mainly in Canada, and higher accruals for variable compensations versus last year in Brazil adversely impacted our operational leverage in the period.

Our year to date EBITDA totaled R$7,339.8 million representing a growth of 13.7% and a margin expansion of 180 bps to 44.7%.

AmBev Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	34,445.1	268.8	-	1,631.2	36,345.1	5.5%		4.7%
Net Revenue	4,800.9	21.2	119.7	469.9	5,411.6	12.7%		9.8%
Net Revenue/hl	139.4	(0.5)	3.3	6.7	148.9	6.8%		4.8%
COGS	(1,699.3)	(11.9)	(42.6)	(105.0)	(1,858.8)	9.4%		6.2%
COGS/hl	(49.3)	0.0	(1.2)	(0.7)	(51.1)	3.7%		1.4%
Gross Profit	3,101.6	9.2	77.1	364.9	3,552.8	14.5%		11.8%
Gross Margin	64.6%				65.7%	100	bps	120	bps
SG&A excl. deprec.&amort.	(1,255.4)	7.1	(48.1)	(233.0)	(1,529.5)	21.8%		18.7%
SG&A deprec.&amort.	(125.7)	(0.1)	(2.4)	(13.1)	(141.3)	12.4%		10.5%
SG&A Total	(1,381.1)	7.0	(50.5)	(246.2)	(1,670.8)	21.0%		18.0%
Other operating income	76.3	0.0	8.4	89.2	173.9	127.8%		116.8%
Normalized EBIT	1,796.8	16.2	35.0	207.9	2,055.9	14.4%		11.5%
Normalized EBIT Margin	37.4%				38.0%	60	bps	80	bps
Normalized EBITDA	2,088.6	16.6	36.6	231.9	2,373.8	13.7%		11.0%
Normalized EBITDA Margin	43.5%				43.9%	40	bps	70	bps

AmBev Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	103,007.0	(82.7)	-	4,765.4	107,689.7	4.5%		4.7%
Net Revenue	14,347.7	2.3	669.3	1,396.2	16,415.4	14.4%		9.8%
Net Revenue/hl	139.3	0.1	6.2	6.8	152.4	9.4%		4.9%
COGS	(5,018.0)	4.6	(260.4)	(206.6)	(5,480.4)	9.2%		4.1%
COGS/hl	(48.7)	0.0	(2.4)	0.2	(50.9)	4.5%		-0.5%
Gross Profit	9,329.7	6.9	409.0	1,189.6	10,935.1	17.2%		12.8%
Gross Margin	65.0%				66.6%	160	bps	190	bps
SG&A excl. deprec.&amort.	(3,867.1)	14.6	(194.1)	(486.9)	(4,533.6)	17.2%		12.7%
SG&A deprec.&amort.	(383.8)	(0.3)	(15.6)	(56.5)	(456.2)	18.9%		14.7%
SG&A Total	(4,250.9)	14.3	(209.7)	(543.5)	(4,989.8)	17.4%		12.9%
Other operating income	259.7	0.1	10.4	107.4	377.6	45.4%		41.4%
Normalized EBIT	5,338.4	21.3	209.6	753.5	6,322.8	18.4%		14.1%
Normalized EBIT Margin	37.2%				38.5%	130	bps	170	bps
Normalized EBITDA	6,208.5	22.0	256.1	853.1	7,339.8	18.2%		13.7%
Normalized EBITDA Margin	43.3%				44.7%	140	bps	180	bps

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Latin America North (LAN)
Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,643.1 million in the quarter with margin expansion of 160 bps.  Our year to date EBITDA totaled R$4,881.7 million representing a growth of 13.6% and a margin expansion of 200 bps to 46.4%.

LAN Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	23,776.3	(5.7)		2,032.4	25,802.9	8.5%		8.5%
Net Revenue	3,154.4	(0.4)	23.3	340.0	3,517.3	11.5%		10.8%
Net Revenue/hl	132.7	0.0		3.6	136.3	2.7%		2.7%
COGS	(1,069.1)	1.0	(13.4)	(73.9)	(1,155.4)	8.1%		6.9%
COGS/hl	(45.0)	0.0		0.2	(44.8)	-0.4%		-0.3%
Gross Profit	2,085.2	0.6	10.0	266.1	2,361.9	13.3%		12.8%
Gross Margin	66.1%				67.2%	100	bps	120	bps
SG&A excl. deprec.&amort.	(810.0)	10.2	(11.3)	(182.2)	(993.3)	22.6%		22.8%
SG&A deprec.&amort.	(99.6)	-	(1.5)	(11.3)	(112.4)	12.9%		11.4%
SG&A Total	(909.6)	10.2	(12.8)	(193.5)	(1,105.7)	21.6%		21.5%
Other operating income	60.0	(0.0)	8.0	113.5	181.5	202.4%		189.2%
Normalized EBIT	1,235.6	10.8	5.2	186.0	1,437.6	16.3%		14.9%
Normalized EBIT Margin	39.2%				40.9%	170	bps	180	bps
Normalized EBITDA	1,427.3	10.8	4.5	200.5	1,643.1	15.1%		13.9%
Normalized EBITDA Margin	45.2%				46.7%	150	bps	160	bps

LAN Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	71,020.3	(607.8)		5,350.5	75,763.1	6.7%		7.6%
Net Revenue	9,537.2	(39.2)	98.1	920.8	10,516.8	10.3%		9.7%
Net Revenue/hl	134.3	0.6		3.9	138.8	3.4%		2.9%
COGS	(3,236.1)	29.6	(60.5)	(47.8)	(3,314.8)	2.4%		1.5%
COGS/hl	(45.6)	0.0		1.8	(43.8)	-4.0%		-3.9%
Gross Profit	6,301.0	(9.6)	37.5	873.0	7,202.0	14.3%		13.9%
Gross Margin	66.1%				68.5%	240	bps	270	bps
SG&A excl. deprec.&amort.	(2,520.5)	28.7	(54.6)	(438.4)	(2,984.8)	18.4%		17.6%
SG&A deprec.&amort.	(295.8)	-	(7.1)	(58.2)	(361.1)	22.1%		19.7%
SG&A Total	(2,816.2)	28.7	(61.8)	(496.6)	(3,345.9)	18.8%		17.8%
Other operating income	233.8	0.0	4.6	144.8	383.1	63.9%		61.9%
Normalized EBIT	3,718.6	19.1	(19.7)	521.2	4,239.2	14.0%		13.9%
Normalized EBIT Margin	39.0%				40.3%	130	bps	190	bps
Normalized EBITDA	4,285.4	19.1	(8.0)	585.3	4,881.7	13.9%		13.6%
Normalized EBITDA Margin	44.9%				46.4%	150	bps	200	bps

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,631.1 million in the quarter, representing an organic growth of +12.6% and a margin expansion of 110 bps to 48.8%. Year to date our Normalized EBITDA totaled R$4,918.5 million, increasing 12.8% versus last year.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Our performance in Brazil for the third quarter and year to date 2009 continues to be significantly impacted by SG&A growth year over year driven by accruals for variable compensation. This is because, contrary to 2009, Brazil did not have any variable compensation in 2008. This should not be an important driver for SG&A growth in the ordinary course of business but will continue to put pressure on our EBITDA in Q4 2009.

Excluding our accruals for variable compensation, our Brazil cash SG&A would have increased by 16.6% and 12.0% in the three and nine months period ended in September, respectively, while our Brazil EBITDA for the same periods would have increased by 16.7% and 16.5%.

AmBev Brazil Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	22,216.6	(5.7)		2,103.0	24,313.9	9.4%		9.5%
Net Revenue	3,016.2	(0.4)		325.9	3,341.7	10.8%		10.8%
Net Revenue/hl	135.8	0.0		1.7	137.4	1.2%		1.2%
COGS	(969.9)	1.0		(80.5)	(1,049.4)	8.2%		8.3%
COGS/hl	(43.7)	0.0		0.5	(43.2)	-1.1%		-1.1%
Gross Profit	2,046.3	0.6		245.5	2,292.4	12.0%		12.0%
Gross Margin	67.8%				68.6%	80	bps	80	bps
SG&A excl. deprec.&amort.	(731.6)	10.2		(181.3)	(902.8)	23.4%		25.1%
SG&A deprec.&amort.	(91.7)			(8.5)	(100.2)	9.3%		9.3%
SG&A Total	(823.3)	10.2		(189.8)	(1,002.9)	21.8%		23.3%
Other operating income	40.6	(0.0)		114.5	155.1	281.6%		281.8%
Normalized EBIT	1,263.6	10.8		170.1	1,444.5	14.3%		13.3%
Normalized EBIT Margin	41.9%				43.2%	130	bps	130	bps
Normalized EBITDA	1,438.1	10.8		182.1	1,631.1	13.4%		12.6%
Normalized EBITDA Margin	47.7%				48.8%	110	bps	110	bps

AmBev Brazil Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	66,292.1	(607.8)		5,563.2	71,247.5	7.5%		8.5%
Net Revenue	9,116.8	(39.2)		895.3	9,972.9	9.4%		9.9%
Net Revenue/hl	137.5	0.7		1.8	140.0	1.8%		1.3%
COGS	(2,954.7)	29.6		(54.4)	(2,979.5)	0.8%		1.9%
COGS/hl	(44.6)	0.0		2.7	(41.8)	-6.2%		-6.1%
Gross Profit	6,162.1	(9.6)		840.9	6,993.4	13.5%		13.7%
Gross Margin	67.5%				70.1%	260	bps	260	bps
SG&A excl. deprec.&amort.	(2,277.2)	28.7		(439.1)	(2,687.6)	18.0%		19.5%
SG&A deprec.&amort.	(271.2)			(49.6)	(320.8)	18.3%		18.3%
SG&A Total	(2,548.4)	28.7		(488.7)	(3,008.4)	18.1%		19.4%
Other operating income	215.0	0.0		141.0	356.0	65.6%		65.6%
Normalized EBIT	3,828.7	19.1		493.2	4,341.0	13.4%		12.8%
Normalized EBIT Margin	42.0%				43.5%	150	bps	150	bps
Normalized EBITDA	4,342.2	19.1		557.3	4,918.5	13.3%		12.8%
Normalized EBITDA Margin	47.6%				49.3%	170	bps	170	bps

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Beer Brazil
Beer Brazil Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	16,056.8	(5.1)		1,966.4	18,018.1	12.2%		12.3%
Net Revenue	2,455.1	(0.3)		298.0	2,752.7	12.1%		12.1%
Net Revenue/hl	152.9	0.0		(0.2)	152.8	-0.1%		-0.1%
COGS	(734.9)	0.9		(79.9)	(813.9)	10.7%		10.9%
COGS/hl	(45.8)	0.0		0.6	(45.2)	-1.3%		-1.2%
Gross Profit	1,720.2	0.5		218.1	1,938.9	12.7%		12.7%
Gross Margin	70.1%				70.4%	40	bps	40	bps
SG&A excl. deprec.&amort.	(629.1)	9.2		(169.0)	(788.9)	25.4%		27.3%
SG&A deprec.&amort.	(75.3)			(0.9)	(76.2)	1.2%		1.2%
SG&A Total	(704.4)	9.2		(169.8)	(865.0)	22.8%		24.4%
Other operating income	24.0	(0.0)		97.9	121.9	408.5%		408.8%
Normalized EBIT	1,039.8	9.7		146.2	1,195.8	15.0%		13.9%
Normalized EBIT Margin	42.4%				43.4%	110	bps	110	bps
Normalized EBITDA	1,179.0	9.7		151.9	1,340.6	13.7%		12.8%
Normalized EBITDA Margin	48.0%				48.7%	70	bps	70	bps

Beer Brazil Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	48,777.2	(563.2)		4,312.9	52,527.0	7.7%		8.9%
Net Revenue	7,516.7	(35.2)		724.4	8,205.9	9.2%		9.7%
Net Revenue/hl	154.1	1.1		1.0	156.2	1.4%		0.7%
COGS	(2,271.9)	26.6		(48.1)	(2,293.4)	0.9%		2.1%
COGS/hl	(46.6)	0.0		2.9	(43.7)	-6.3%		-6.2%
Gross Profit	5,244.9	(8.6)		676.2	5,912.5	12.7%		12.9%
Gross Margin	69.8%				72.1%	230	bps	230	bps
SG&A excl. deprec.&amort.	(1,965.7)	25.9		(399.4)	(2,339.1)	19.0%		20.6%
SG&A deprec.&amort.	(225.3)			(18.4)	(243.7)	8.2%		8.2%
SG&A Total	(2,191.0)	25.9		(417.8)	(2,582.8)	17.9%		19.3%
Other operating income	165.5	0.0		105.5	271.1	63.8%		63.8%
Normalized EBIT	3,219.4	17.3		364.0	3,600.7	11.8%		11.2%
Normalized EBIT Margin	42.8%				43.9%	110	bps	110	bps
Normalized EBITDA	3,640.3	17.3		390.1	4,047.7	11.2%		10.7%
Normalized EBITDA Margin	48.4%				49.3%	90	bps	90	bps

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Our beer volumes in Brazil grew 12.3% during Q3 2009 driven by real growth in consumer disposable income for the third quarter in a row and strong market share gains. During Q3 2009, we increased our market share by 218bps, reaching 69.4%, according to Nielsen, due to the good performance of our innovations.

Net revenue per hectoliter decreased 0.1% in Q3 2009 as our price increases continue to be offset by higher than inflation increases in taxes and negative packaging mix.

COGS per hectoliter declined 1.2% in the quarter as favorable currency and commodity hedges, lower corn prices and our productivity initiatives in the period have more than offset general inflation.

SG&A excluding depreciation and amortization increased 27.3% organically in the period due to volume growth, general inflation, incremental investments to support our innovations, channel mix and higher accruals for variable compensation.

Beer Brazil Normalized EBITDA increased by 12.8% reaching R$1,340.6 million in the quarter with year-to-date organic growth reaching 10.7%.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	6,159.8	(0.6)		136.6	6,295.8	2.2%		2.2%
Net Revenue	561.1	(0.0)		28.0	589.0	5.0%		5.0%
Net Revenue/hl	91.1	0.0		2.5	93.6	2.7%		2.7%
COGS	(235.0)	0.1		(0.6)	(235.5)	0.2%		0.3%
COGS/hl	(38.2)	0.0		0.7	(37.4)	-2.0%		-1.9%
Gross Profit	326.1	0.1		27.4	353.5	8.4%		8.4%
Gross Margin	58.1%				60.0%	190	bps	190	bps
SG&A excl. deprec.&amort.	(102.5)	1.0		(12.4)	(113.9)	11.1%		12.2%
SG&A deprec.&amort.	(16.4)			(7.7)	(24.0)	46.8%		46.8%
SG&A Total	(118.9)	1.0		(20.0)	(137.9)	16.0%		17.0%
Other operating income	16.7	(0.0)		16.5	33.2	99.1%		99.1%
Normalized EBIT	223.8	1.1		23.9	248.8	11.1%		10.6%
Normalized EBIT Margin	39.9%				42.2%	230	bps	230	bps
Normalized EBITDA	259.1	1.1		30.3	290.5	12.1%		11.6%
Normalized EBITDA Margin	46.2%				49.3%	310	bps	310	bps
CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	17,514.9	(44.6)		1,250.3	18,720.6	6.9%		7.2%
Net Revenue	1,600.1	(4.0)		170.9	1,767.0	10.4%		10.7%
Net Revenue/hl	91.4	0.0		3.0	94.4	3.3%		3.3%
COGS	(682.9)	3.0		(6.3)	(686.1)	0.5%		0.9%
COGS/hl	(39.0)	0.1		2.3	(36.7)	-6.0%		-5.8%
Gross Profit	917.2	(1.0)		164.7	1,080.9	17.8%		18.0%
Gross Margin	57.3%				61.2%	380	bps	380	bps
SG&A excl. deprec.&amort.	(311.5)	2.7		(39.7)	(348.5)	11.9%		12.9%
SG&A deprec.&amort.	(45.9)			(31.2)	(77.1)	68.0%		68.0%
SG&A Total	(357.4)	2.7		(70.9)	(425.6)	19.1%		20.0%
Other operating income	49.5	0.0		35.5	85.0	71.8%		71.8%
Normalized EBIT	609.3	1.8		129.2	740.3	21.5%		21.1%
Normalized EBIT Margin	38.1%				41.9%	380	bps	380	bps
Normalized EBITDA	701.9	1.8		167.1	870.8	24.1%		23.8%
Normalized EBITDA Margin	43.9%				49.3%	540	bps	540	bps

Our CSD&Nanc Brazil business cycled out a very challenging comparison period in Q3 2008 and posted organic volume growth of 2.2% in the period as industry growth was partly offset by market share losses of 20 bps in Q3 2009. Market share was 17.6% for Q3 2009.

Net Revenues per hectoliter grew 2.7% organically in the period as we continue to take advantage of selective price increases in certain regions, partly offset by higher tax on sales.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

COGS per hectoliter decreased organically on a per hectoliter basis (-1.9%) as a result of our currency and aluminum hedges, lower PET prices year–over-year and productivity gains, partly offset by general inflation and higher sugar hedges in the period.

SG&A excluding depreciation and amortization increased 12.2% in the period as a result of general inflation, higher volumes and higher accruals for variable compensation, partly offset by the timing of certain marketing investments.

CSD & Nanc Brazil Normalized EBITDA increased by 11.6% and reached R$290.5 million in the quarter, with year-to-date organic growth at 23.8%.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

HILA-ex Consolidated
HILA-Ex Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl) - Total	1,559.7			(70.6)	1,489.1	-4.5%		-4.5%
Beer Volume ('000 hl)	701.7			(72.1)	629.5	-10.3%		-10.3%
CSD Volume ('000 hl)	858.0			1.5	859.5	0.2%		0.2%
Net Revenue	138.2		23.3	14.1	175.6	27.0%		10.2%
Net Revenue/hl	88.6		15.7	13.6	117.9	33.1%		15.4%
COGS	(99.2)		(13.4)	6.5	(106.1)	6.9%		-6.6%
COGS/hl	(63.6)		(9.0)	1.4	(71.2)	11.9%		-2.2%
Gross Profit	38.9		10.0	20.6	69.5	78.4%		52.9%
Gross Margin	28.2%				39.6%	1140	bps	1090	bps
SG&A excl. deprec.&amort.	(78.4)		(11.3)	(0.9)	(90.6)	15.5%		1.1%
SG&A deprec.&amort.	(7.9)		(1.5)	(2.8)	(12.2)	54.1%		35.4%
SG&A Total	(86.3)		(12.8)	(3.7)	(102.8)	19.0%		4.2%
Other operating income/expenses	19.4		8.0	(1.0)	26.4	36.2%		-5.0%
Normalized EBIT	(28.0)		5.2	15.9	(6.9)	nm		nm
Normalized EBIT Margin	-20.3%				-3.9%	nm		nm
Normalized EBITDA	(10.8)		4.5	18.3	12.0	nm		nm
Normalized EBITDA Margin	-7.8%				6.8%	nm		nm

HILA-Ex Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl) - Total	4,728.2			(212.7)	4,515.5	-4.5%		-4.5%
Beer Volume ('000 hl)	2,155.8			(323.5)	1,832.2	-15.0%		-15.0%
CSD Volume ('000 hl)	2,572.4			110.9	2,683.3	4.3%		4.3%
Net Revenue	420.3		98.1	25.5	543.9	29.4%		6.1%
Net Revenue/hl	88.9		21.7	9.8	120.5	35.5%		11.1%
COGS	(281.4)		(60.5)	6.6	(335.4)	19.2%		-2.3%
COGS/hl	(59.5)		(13.4)	(1.3)	(74.3)	24.8%		2.3%
Gross Profit	138.9		37.5	32.1	208.5	50.1%		23.1%
Gross Margin	33.0%				38.3%	530	bps	530	bps
SG&A excl. deprec.&amort.	(243.3)		(54.6)	0.7	(297.2)	22.1%		-0.3%
SG&A deprec.&amort.	(24.6)		(7.1)	(8.6)	(40.4)	64.1%		35.1%
SG&A Total	(267.9)		(61.8)	(7.9)	(337.5)	26.0%		2.9%
Other operating income/expenses	18.8		4.6	3.7	27.1	44.1%		19.8%
Normalized EBIT	(110.2)		(19.7)	27.9	(101.9)	nm		nm
Normalized EBIT Margin	-26.2%				-18.7%	nm		nm
Normalized EBITDA	(56.8)		(8.0)	28.0	(36.8)	nm		nm
Normalized EBITDA Margin	-13.5%				-6.8%	nm		nm

HILA-ex volumes decreased by 4.5% in Q3 2009, due to the adverse economic scenario that continues to challenge industry volumes across these markets.

Net Revenue per hectoliter was up 15.4% due to better pricing in the period while COGS per hectoliter decreased by 2.2 % on an organic basis, driven by lower commodity prices and productivity gains. SG&A excluding depreciation and amortization, decreased by 1.1% organically in the period as we continue to focus on right sizing our footprint in all of our HILA countries.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Other operating income includes a gain of R$16.4 million arising from the sale of a real state property in Dominican Republic in the period.

Excluding this one-off gain, HILA reached negative EBITDA of around R$4.4 million, which is less than half of our Q3 2008 loss.

Latin America South (LAS) - Quinsa
Our countries in the region continue to face significant industry volume decline. However, LAS continued to deliver impressive organic EBITDA growth of 25.0%, amounting a total of R$312.0 million in the quarter with a margin expansion of 370 bps, reaching 40.0%. Strong revenue management and fixed cost savings continue to drive our results in the region, which were partly offset by soft volumes and labor inflation pressures.
LAS Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	7,344.7	274.5		(411.1)	7,208.1	-1.9%		-5.6%
Net Revenue	679.5	21.5	(13.5)	91.6	779.2	14.7%		13.5%
Net Revenue/hl	92.5	(0.5)	(1.9)	18.0	108.1	16.8%		19.4%
COGS	(310.9)	(12.9)	7.8	(6.5)	(322.5)	3.7%		2.1%
COGS/hl	(42.3)	(0.2)	1.1	(3.3)	(44.7)	5.7%		7.9%
Gross Profit	368.6	8.6	(5.7)	85.1	456.6	23.9%		23.1%
Gross Margin	54.2%				58.6%	440	bps	460	bps
SG&A excl. deprec.&amort.	(151.6)	(3.1)	0.0	(33.8)	(188.5)	24.3%		22.3%
SG&A deprec.&amort.	(14.2)	(0.1)	0.5	(3.3)	(17.2)	20.8%		23.3%
SG&A Total	(165.8)	(3.2)	0.5	(37.1)	(205.7)	24.0%		22.4%
Other operating income/expenses	(7.7)	0.0	0.5	(0.5)	(7.7)	nm		nm
Normalized EBIT	195.1	5.4	(4.7)	47.5	243.3	24.7%		24.3%
Normalized EBIT Margin	28.7%				31.2%	250 bps		270	bps
Normalized EBITDA	249.3	5.8	(5.2)	62.2	312.0	25.2%		25.0%
Normalized EBITDA Margin	36.7%				40.0%	340	bps	370	bps

LAS Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	23,133.2	525.1		(609.0)	23,049.3	-0.4%		-2.6%
Net Revenue	2,067.3	41.5	287.1	369.6	2,765.4	33.8%		17.9%
Net Revenue/hl	89.4	(0.2)	12.5	18.4	120.0	34.3%		20.6%
COGS	(901.5)	(25.0)	(104.2)	(80.5)	(1,111.2)	23.3%		8.9%
COGS/hl	(39.0)	(0.2)	(4.5)	(4.5)	(48.2)	23.7%		11.6%
Gross Profit	1,165.8	16.5	182.9	289.0	1,654.2	41.9%		24.8%
Gross Margin	56.4%				59.8%	340	bps	330	bps
SG&A excl. deprec.&amort.	(438.8)	(14.1)	(51.4)	(72.4)	(576.7)	31.4%		16.5%
SG&A deprec.&amort.	(42.9)	(0.3)	(5.0)	(8.5)	(56.6)	32.0%		19.8%
SG&A Total	(481.7)	(14.4)	(56.3)	(80.9)	(633.3)	31.5%		16.8%
Other operating income/expenses	3.4	0.1	5.5	(18.1)	(9.2)	nm		nm
Normalized EBIT	687.4	2.2	132.1	190.0	1,011.7	47.2%		27.6%
Normalized EBIT Margin	33.3%				36.6%	330	bps	280	bps
Normalized EBITDA	849.1	2.9	153.5	232.7	1,238.3	45.8%		27.4%
Normalized EBITDA Margin	41.1%				44.8%	370	bps	330	bps

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

LAS Beer

LAS Beer			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	4,304.9	17.7		(86.5)	4,236.0	-1.6%		-2.0%
Net Revenue	485.3	5.8	0.1	72.9	564.2	16.3%		15.0%
Net Revenue/hl	112.7	0.9	0.0	19.5	133.2	18.1%		17.3%
COGS	(182.2)	(3.7)	(1.4)	(12.3)	(199.6)	9.5%		6.7%
COGS/hl	(42.3)	(0.7)	(0.3)	(3.8)	(47.1)	11.3%		8.9%
Gross Profit	303.1	2.2	(1.3)	60.6	364.6	20.3%		20.0%
Gross Margin	62.5%				64.6%	220	bps	270	bps
SG&A excl. deprec.&amort.	(113.6)	0.0	(1.2)	(21.7)	(136.4)	20.1%		19.1%
SG&A deprec.&amort.	(6.8)		0.1	(2.0)	(8.8)	28.4%		29.4%
SG&A Total	(120.4)	0.0	(1.1)	(23.7)	(145.1)	20.5%		19.7%
Other operating income/expenses	(9.1)		0.4	0.4	(8.2)	nm		nm
Normalized EBIT	173.6	2.2	(1.9)	37.4	211.3	21.7%		21.6%
Normalized EBIT Margin	35.8%				37.4%	170	bps	200	bps
Normalized EBITDA	213.8	2.2	(1.7)	49.7	263.9	23.4%		23.2%
Normalized EBITDA Margin	44.1%				46.8%	270	bps	310	bps

LAS Beer			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	13,842.5	26.7		(74.2)	13,795.0	-0.3%		-0.5%
Net Revenue	1,470.4	9.1	230.1	290.2	1,999.8	36.0%		19.7%
Net Revenue/hl	106.2	0.5	16.7	21.6	145.0	36.5%		20.3%
COGS	(517.2)	(5.8)	(70.3)	(61.2)	(654.5)	26.5%		11.8%
COGS/hl	(37.4)	(0.3)	(5.1)	(4.6)	(47.4)	27.0%		12.4%
Gross Profit	953.2	3.3	159.9	229.0	1,345.3	41.1%		24.0%
Gross Margin	64.8%				67.3%	240	bps	230	bps
SG&A excl. deprec.&amort.	(328.1)	(6.9)	(40.0)	(49.1)	(424.1)	29.3%		15.0%
SG&A deprec.&amort.	(20.5)		(2.8)	(5.5)	(28.8)	40.9%		27.1%
SG&A Total	(348.5)	(6.9)	(42.9)	(54.7)	(453.0)	30.0%		15.7%
Other operating income/expenses	2.2		5.5	(16.9)	(9.2)	nm		nm
Normalized EBIT	606.8	(3.6)	122.5	157.5	883.2	45.5%		25.9%
Normalized EBIT Margin	41.3%				44.2%	290	bps	210	bps
Normalized EBITDA	726.3	(3.6)	139.8	193.0	1,055.5	45.3%		26.6%
Normalized EBITDA Margin	49.4%				52.8%	340	bps	280	bps

Beer volume organic decline of 2.0% reflects declining industry volumes across the Quinsa markets driven by the impact of a challenging economic environment. We continue to mitigate part of the impact of industry slowdown by growing market share within the region through leading marketing initiatives and increased innovations.

Net revenues per hectoliter grew 17.3% in the period driven by price increases in line with inflation and revenue management initiatives, together with strong performances from our premium brands.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

COGS per hectoliter increased 8.9% in the period, which is below the level of inflation as we achieved higher productivity in our plants to offset general inflation and the continuous pressure of increasing labor costs.

SG&A excluding depreciation and amortization increased 19.1% organically in the period, driven by general inflation, and higher personnel-related expenses, partly offset by fixed cost savings.

Quinsa Beer Normalized EBITDA increased 23.2% in the quarter totaling R$263.9 million.

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	3,039.8	256.8		(324.6)	2,972.0	-2.2%		-10.7%
Net Revenue	194.2	15.7	(13.6)	18.7	215.0	10.7%		9.6%
Net Revenue/hl	63.9	(0.2)	(4.6)	13.2	72.3	13.2%		20.7%
COGS	(128.7)	(9.3)	9.2	5.8	(123.0)	-4.4%		-4.5%
COGS/hl	(42.3)	0.5	3.1	(2.6)	(41.4)	-2.3%		6.2%
Gross Profit	65.5	6.4	(4.4)	24.4	92.0	40.4%		37.3%
Gross Margin	33.7%				42.8%	910	bps	850	bps
SG&A excl. deprec.&amort.	(38.1)	(3.1)	1.2	(12.1)	(52.1)	37.0%		31.9%
SG&A deprec.&amort.	(7.4)	(0.1)	0.4	(1.3)	(8.4)	13.8%		17.7%
SG&A Total	(45.4)	(3.3)	1.6	(13.4)	(60.5)	33.2%		29.6%
Other operating income/expenses	1.4	0.0	0.1	(1.0)	0.5	nm		nm
Normalized EBIT	21.5	3.2	(2.7)	10.0	32.0	49.0%		46.7%
Normalized EBIT Margin	11.1%				14.9%	380	bps	370	bps
Normalized EBITDA	35.4	3.6	(3.5)	12.6	48.1	35.7%		35.5%
Normalized EBITDA Margin	18.3%				22.4%	410	bps	430	bps

LAS CSD&Nanc			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	9,290.7	498.4		(534.9)	9,254.3	-0.4%		-5.8%
Net Revenue	596.9	32.4	57.0	79.4	765.6	28.3%		13.3%
Net Revenue/hl	64.2	0.0	6.2	12.3	82.7	28.8%		19.1%
COGS	(384.3)	(19.2)	(33.9)	(19.3)	(456.7)	18.9%		5.0%
COGS/hl	(41.4)	0.1	(3.7)	(4.5)	(49.4)	19.3%		10.8%
Gross Profit	212.6	13.2	23.0	60.0	308.9	45.3%		28.2%
Gross Margin	35.6%				40.3%	470	bps	470	bps
SG&A excl. deprec.&amort.	(110.7)	(7.2)	(11.3)	(23.3)	(152.6)	37.8%		21.1%
SG&A deprec.&amort.	(22.4)	(0.3)	(2.1)	(2.9)	(27.8)	23.9%		13.1%
SG&A Total	(133.2)	(7.5)	(13.4)	(26.3)	(180.4)	35.4%		19.7%
Other operating income/expenses	1.2	0.1	(0.0)	(1.2)	0.0	nm		nm
Normalized EBIT	80.6	5.8	9.6	32.5	128.5	59.4%		40.4%
Normalized EBIT Margin	13.5%				16.8%	330	bps	320	bps
Normalized EBITDA	122.8	6.6	13.7	39.7	182.7	48.8%		32.3%
Normalized EBITDA Margin	20.6%				23.9%	330	bps	350	bps

CSD & NANC volumes in Quinsa declined in the period driven by lower industry volumes in Argentina, partly compensated by strong volume growth in Uruguay. The industry performance has negatively impacted our volumes and continues to be a concern.

Organic growth in net revenue per hectoliter of 20.7% was driven by price increases in line with inflation implemented during 2009, together with revenue management initiatives.

COGS per hectoliter increased 6.2% organically, which is below the level of inflation, as we were able to achieve lower PET prices and higher productivity to partly offset general inflation and higher costs of sugar and labor which continues to be a concern within our cost structure.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

SG&A excluding depreciation and amortization increased 31.9% in the period driven by personnel related costs, strong support to our brands and general inflation.

Quinsa CSD & Nanc Normalized EBITDA increased 35.5% in the period totaling R$48.1 million.

Canada – Labatt

Canada Results			Currency	Organic		% As		%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported		Organic
Volume ('000 hl)	3,324.1			9.9	3,334.1	0.3%		0.3%
Net Revenue	967.0		109.8	38.3	1,115.1	15.3%		4.0%
Net Revenue/hl	290.9		32.9	10.6	334.5	15.0%		3.7%
COGS	(319.2)		(37.1)	(24.6)	(380.9)	19.3%		7.7%
COGS/hl	(96.0)		(11.1)	(7.1)	(114.2)	19.0%		7.4%
Gross Profit	647.8		72.8	13.7	734.3	13.4%		2.1%
Gross Margin	67.0%				65.8%	-110	bps	-120	bps
SG&A excl. deprec.&amort.	(293.7)		(36.9)	(17.0)	(347.6)	18.3%		5.8%
SG&A deprec.&amort.	(11.9)		(1.3)	1.5	(11.8)	-1.2%		-12.4%
SG&A Total	(305.7)		(38.2)	(15.5)	(359.4)	17.6%		5.1%
Other operating income/expenses	24.0		(0.1)	(23.8)	0.1	nm		nm
Normalized EBIT	366.1		34.5	(25.6)	375.0	2.4%		-7.0%
Normalized EBIT Margin	37.9%				33.6%	-420	bps	-400	bps
Normalized EBITDA	412.1		37.3	(30.7)	418.7	1.6%		-7.5%
Normalized EBITDA Margin	42.6%				37.5%	-510	bps	-470	bps

Canada Results			Currency	Organic		% As		%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported		Organic
Volume ('000 hl)	8,853.5			23.9	8,877.4	0.3%		0.3%
Net Revenue	2,743.2		284.2	105.8	3,133.2	14.2%		3.9%
Net Revenue/hl	309.8		32.0	11.1	352.9	13.9%		3.6%
COGS	(880.4)		(95.6)	(78.3)	(1,054.3)	19.8%		8.9%
COGS/hl	(99.4)		(10.8)	(8.6)	(118.8)	19.4%		8.6%
Gross Profit	1,862.9		188.5	27.5	2,078.9	11.6%		1.5%
Gross Margin	67.9%				66.4%	-160	bps	-160	bps
SG&A excl. deprec.&amort.	(907.8)		(88.2)	23.9	(972.1)	7.1%		-2.6%
SG&A deprec.&amort.	(45.2)		(3.5)	10.2	(38.4)	-14.9%		-22.6%
SG&A Total	(953.0)		(91.6)	34.1	(1,010.5)	6.0%		-3.6%
Other operating income/expenses	22.5		0.3	(19.2)	3.6	nm		nm
Normalized EBIT	932.4		97.2	42.4	1,072.0	15.0%		4.5%
Normalized EBIT Margin	34.0%				34.2%	20	bps	20	bps
Normalized EBITDA	1,074.0		110.6	35.1	1,219.8	13.6%		3.3%
Normalized EBITDA Margin	39.2%				38.9%	-20	bps	-20	bps
Total volumes increased +0.3% versus Q3 2008 as Labatt’s increase in export shipments was offset by domestic industry decline of -0.5% and market share loss of 50 bps In the period.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Despite more pricing activity from competitors, net revenues per hl increased by 3.7% in Q3 2009 due to price increases in line with inflation and the successful launch of Bud Light Lime.
COGS/hl increased by 7.4% on an organic basis driven by higher aluminum hedges year over year and higher mix of imports (one of the fastest growing segments in the industry) partly offset by improved production efficiencies.
SG&A excluding depreciation and amortization increased by 5.8% organically, driven entirely by increased commercial investments behind our focus brands and the launch of Bud Light Lime.
The increase in commercial investments and a one-off large asset disposal (other operating income) in 2008 resulted in a net decline of 7.5% in our EBITDA to R$418.7 million.

Other Operating Income, net
Other operating income, net totaled R$173.9 million in Q3 2009 compared to R$76.3 million in Q3 2008. This increase is a result of tax credits recorded by the Company during this quarter and due to the reversal of the provision for losses from minority interest on subsidiaries with net liabilities recorded in December 2008, mainly due to the acquisition of Dominican Republic minority shareholders.

During Q3 2008, we recorded a one-off gain from the sale of a real state in Canada.

Other Operating income, net	3Q09	3Q08	YTD 09	YTD 08

R$ million

Government grants	78.7	56.8	189.7	177.4
Other tax credits	18.2	(6.7)	81.5	(2.5)
(Additions to)/Reversals of provisions	12.5	(4.3)	5.6	3.2
Net gain on disposal of property, plant	16.3	31.9	20.8	29.9
and equipment and intangible assets
Other income	48.2	(1.3)	79.9	51.7

	173.9	76.3	377.6	259.7

Non-recurring items
Non-recurring items totaled R$1.5 million net losses in Q3 2009, compared to R$3.5 million non-recurring losses in Q3 2008, primarily due to lower restructuring losses.

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Non-recurring items	3Q09	3Q08	YTD09	YTD08

R$ million

Restructuring	(1.5)	(3.5)	(39.4)	(11.9)
Gain from perpetual license
for Labatt in the USA	-	-	239.4	-

	(1.5)	(3.5)	200.1	(11.9)

Net Financial Results
AmBev’s net financial result was relatively stable at R$243.1 million in Q3 2009, compared to R$262.0 million in Q3 2008, as lower net interest expenses in the period were offset by losses on derivative and non-derivative instruments.
The decrease in net interest expenses is a result of the retirement of certain debt that matured during the period and was not renewed (see debt note below). Gains & losses on derivative instruments relate to the results of our ongoing hedging policy, while gains & losses on non-derivative instruments are mainly a result of the foreign-exchange impact on dividends received from our Quinsa operations and on the cash collaterals of our bonds.

Breakdown of Net Financial Results R$ million	3Q09	3Q08	YTD 09	YTD 08

Interest income	53.1	21.8	123.9	77.8
Interest expenses	(178.4)	(308.7)	(666.4)	(867.4)
Gains (losses) on derivative instruments	(37.0)	35.5	(117.3)	43.8
Gains/(losses) on non-derivative instruments	(42.9)	17.9	(45.2)	(25.4)
Taxes on financial transactions	(10.4)	(12.6)	(34.8)	(40.5)
Other financial expenses, net	(27.5)	(16.0)	(77.6)	(48.4)

Net Financial Results	(243.1)	(262.0)	(817.3)	(860.0)

	September 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total
Local Currency	323.2	2,184.5	2,507.7	2,883.2	1,579.7	4,462.9
Foreign Currency	606.5	4,690.7	5,297.2	705.0	5,489.9	6,194.9
Consolidated Debt	929.7	6,875.2	7,804.9	3,588.2	7,069.6	10,657.8

Cash and Equivalents			3,890.5			3,298.9
Short-Term Investiments			-			0.1

Net Debt			3,914.4			7,358.9

The Company’s total debt decreased from R$10,657.8 million in December 2008 to R$7,804.9 million in Q3 2009. This decrease is a result, of the payment of certain debt which matured in the period, amounting to approximately R$1.7 billion on April 13th, and about R$0.8 billion in debt related to our Debentures 2009 on July 1st. At the same time, during June we obtained around R$400 million from BNDES to support our investments in Brazil such as our new plant in the state of Minas Gerais.

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

During the year, we have paid around R$2.2 billion (including the October 2 payment) in dividends and IOC to our shareholders. We have also declared additional dividend and IOC distribution to our shareholders totaling around R$1.3 billion to be paid beginning December 18.

Provision for Income Tax & Social Contribution
Our weighted nominal tax rate was 32.3% in the period compared to 32.7% in Q3 2008. The effective tax rate in Q3 2009 was 32.7% compared to last year’s rate of 23.3%. The main reasons for the tax rate increase during the quarter are some hedge expenses that are non-deductible, plus a higher EBIT which is taxable at full rate. Our year-to-date effective tax rate of 26.0% is a better indication of our full year results.
The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million	3Q09	3Q08	YTD 09	YTD 08

Profit before tax	1,811.5	1,531.3	5,706.1	4,470.3

Adjustment on taxable basis
Non-taxable net financial and other income	(75.8)	(179.7)	(527.3)	(320.1)
Non-taxable intercompany dividends	(0.0)	(0.1)	(0.6)	(0.1)
Goverment grant related to sales taxes	(58.5)	(56.8)	(169.6)	(182.0)
Fair Value Adjustment	18.8	-	87.7	-
Hedge Commodities Result	9.7	(13.5)	214.1	(14.3)
Expenses non-deductible for tax purposes	46.8	46.4	143.8	103.9
	1,752.5	1,327.4	5,454.1	4,057.8
Aggregated weighthed nominal tax rate	32.3%	32.7%	32.4%	33.1%
Taxes – nominal rate	(566.0)	(434.1)	(1,766.6)	(1,343.5)

Adjustment on taxes expenses
Goverment grant on income tax	(27.1)	(20.4)	(137.8)	(75.8)
Tax savings from tax credits (interest attributed to shareholders’)	(85.8)	(90.4)	(258.9)	(257.0)
Tax savings from goodwill amortization on tax books	(34.0)	(37.0)	(110.1)	(110.5)
Change in tax rate	(1.5)	-	-	-
Dividends withholding tax	46.4	20.5	63.7	31.4
Other tax adjustment	128.0	49.5	158.7	83.2
Expense on income tax	592.1	356.2	1,482.2	1,014.9
Effective tax rate	-32.7%	-23.3%	-26.0%	-22.7%

Minority Interest
Minority interest in subsidiaries were a total expense of R$11.6 million in Q3 2009 compared to an income of R$11.6 million in Q3 2008. During Q4 2008, we recorded provision for losses attributable to minority interest in subsidiaries with net liabilities. During Q3 2009, we capitalized some of these subsidiaries and, as a result, recorded an adjustment to minority interest to reflect their corresponding share of these subsidiaries’ losses and reversal the provision for losses accrued in 2008. Year to date, our minority interest expense decreased from R$37.4 million to R$28.8 million as a result of this adjustment which was partly offset by higher profits from Quinsa's subsidiaries

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Net Income
AmBev posted a net income of R$1,230.9 million in the period compared to R$1,163.4 million last year. The main reason for this increase is better operating results partly offset by higher effective tax rate in the period.

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (ii) Share of results of associates, (iv) Net Financial Results, (v) Non-recurring items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	3Q09	3Q08	YTD 09	YTD 08
Net Income - AmBev holders	1,230.9	1,163.4	4,195.2	3,418.0
Minority interest	(11.6)	11.6	28.8	37.4
Income tax expense	592.1	356.2	1,482.2	1,014.9
Income Before Taxes	1,811.5	1,531.3	5,706.1	4,470.3
Share of results of associates	(0.2)	(0.0)	(0.5)	(3.9)
Net Financial Results	243.1	262.0	817.3	860.0
Non-recurring items	(1.5)	(3.5)	200.1	(11.9)
Normalized EBIT	2,055.9	1,796.8	6,322.8	5,338.4
Depreciation & Amortization	317.9	291.8	1,017.0	870.1
Normalized EBITDA	2,373.8	2,088.6	7,339.8	6,208.5

Shareholding Structure
The table below shows AmBev’s shareholding structure as of September 30, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	256,327,362	74.0%	124,084,860	46.0%	380,412,222	61.7%
FAHZ	58,214,051	16.8%	0	0.0%	58,214,051	9.4%
Market	31,933,684	9.2%	145,885,238	54.0%	177,818,922	28.8%
Outstanding	346,475,097	100.0%	269,970,098	100.0%	616,445,195	100.0%
Treasury	119,475		423,313		542,788
TOTAL	346,594,572		270,393,411		616,987,983
Free float bovespa	30,573,069	8.8%	99,606,596	36.9%	130,179,665	21.1%
Free float NYSE	1,360,615	0.4%	46,278,642	17.1%	47,639,257	7.7%

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Q3 2009 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	November 12th, 2009 (Thursday)

Time:	14:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1 (800) 860-2442
	International participants	+ 1 (412) 858-4600

Code:	AmBev

Please call 15 minutes prior to the beginning of the conference call.

The conference call will also be transmitted live through the Internet, available on AmBev´s Investor Relations website: www.ambev-ir.com.

The conference call replay will be available on AmBev’s website around two hours after the conclusion. For Playback: Participants calling from USA: +1(877) 344-529 / Participants calling from other countries: +1(412) 317-0088 / Code: 434776# (pound key) - enter "1" to start the playback. The playblack will be available from 1 hour after the conference ends for 1 week.

For additional information, please contact the Investor Relations Department:

Michael Findlay Myriam Bado (5511) 2122-1415 (5511) 2122-1414 ir@ambev.com.br acmbsp@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%
Volumes (000 hl)	18,018	16,057	12.3%	6,296	6,160	2.2%	24,314	22,217	9.5%	7,208	7,345	-5.6%	1,489	1,560	-4.5%	3,334	3,324	0.3%	36,345	34,445	4.7%

R$ million
Net Sales	2,752.7	2,455.1	12.1%	589.0	561.1	5.0%	3,341.7	3,016.2	10.8%	779.2	679.5	13.5%	175.6	138.2	10.2%	1,115.1	967.0	4.0%	5,411.6	4,800.9	9.8%
% of Total	50.9%	51.1%		10.9%	11.7%		61.8%	62.8%		14.4%	14.2%		3.2%	2.9%		20.6%	20.1%		100.0%	100.0%
COGS	(813.9)	(734.9)	10.9%	(235.5)	(235.0)	0.3%	(1,049.4)	(969.9)	8.3%	(322.5)	(310.9)	2.1%	(106.1)	(99.2)	-6.6%	(380.9)	(319.2)	7.7%	(1,858.8)	(1,699.3)	6.2%
% of Total	43.8%	43.2%		12.7%	13.8%		56.5%	57.1%		17.4%	18.3%		5.7%	5.8%		20.5%	18.8%		100.0%	100.0%
Gross Profit	1,938.9	1,720.2	12.7%	353.5	326.1	8.4%	2,292.4	2,046.3	12.0%	456.6	368.6	23.1%	69.5	38.9	52.9%	734.3	647.8	2.1%	3,552.8	3,101.6	11.8%
% of Total	54.6%	55.5%		9.9%	10.5%		64.5%	66.0%		12.9%	11.9%		2.0%	1.3%		20.7%	20.9%		100.0%	100.0%
SG&A	(865.0)	(704.4)	24.4%	(137.9)	(118.9)	17.0%	(1,002.9)	(823.3)	23.3%	(205.7)	(165.8)	22.4%	(102.8)	(86.3)	4.2%	(359.4)	(305.7)	5.1%	(1,670.8)	(1,381.1)	18.0%
% of Total	51.8%	51.0%		8.3%	8.6%		60.0%	59.6%		12.3%	12.0%		6.2%	6.3%		21.5%	22.1%		100.0%	100.0%
Other operating income, net	121.9	24.0	408.8%	33.2	16.7	99.1%	155.1	40.6	281.8%	(7.7)	(7.7)	nm	26.4	19.4	-5.0%	0.1	24.0	nm	173.9	76.3	116.8%
% of Total	70.1%	31.4%		19.1%	21.8%		89.2%	53.2%		-4.4%	-10.1%		15.2%	25.4%		0.1%	31.4%		100.0%	100.0%
Normalized EBIT	1,195.8	1,039.8	13.9%	248.8	223.8	10.6%	1,444.5	1,263.6	13.3%	243.3	195.1	24.3%	(6.9)	(28.0)	nm	375.0	366.1	-7.0%	2,055.9	1,796.8	11.5%
% of Total	58.2%	57.9%		12.1%	12.5%		70.3%	70.3%		11.8%	10.9%		-0.3%	-1.6%		18.2%	20.4%		100.0%	100.0%
Normalized EBITDA	1,340.6	1,179.0	12.8%	290.5	259.1	11.6%	1,631.1	1,438.1	12.6%	312.0	249.3	25.0%	12.0	(10.8)	nm	418.7	412.1	-7.5%	2,373.8	2,088.6	11.0%
% of Total	56.5%	56.4%		12.2%	12.4%		68.7%	68.9%		13.1%	11.9%		0.5%	-0.5%		17.6%	19.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.6%	-29.9%		-40.0%	-41.9%		-31.4%	-32.2%		-41.4%	-45.8%		-60.4%	-71.8%		-34.2%	-33.0%		-34.3%	-35.4%
Gross Profit	70.4%	70.1%		60.0%	58.1%		68.6%	67.8%		58.6%	54.2%		39.6%	28.2%		65.8%	67.0%		65.7%	64.6%
SG&A	-31.4%	-28.7%		-23.4%	-21.2%		-30.0%	-27.3%		-26.4%	-24.4%		-58.5%	-62.5%		-32.2%	-31.6%		-30.9%	-28.8%
Other operating income, net	4.4%	1.0%		5.6%	3.0%		4.6%	1.3%		-1.0%	-1.1%		15.0%	14.0%		0.0%	2.5%		3.2%	1.6%
Normalized EBIT	43.4%	42.4%		42.2%	39.9%		43.2%	41.9%		31.2%	28.7%		-3.9%	-20.3%		33.6%	37.9%		38.0%	37.4%
Normalized EBITDA	48.7%	48.0%		49.3%	46.2%		48.8%	47.7%		40.0%	36.7%		6.8%	-7.8%		37.5%	42.6%		43.9%	43.5%

Per Hectoliter - Reported (R$/hl)
Net Sales	152.8	152.9	-0.1%	93.6	91.1	2.7%	137.4	135.8	1.2%	108.1	92.5	16.8%	117.9	88.6	33.1%	334.5	290.9	15.0%	148.9	139.4	6.8%
COGS	(45.2)	(45.8)	-1.3%	(37.4)	(38.2)	-2.0%	(43.2)	(43.7)	-1.1%	(44.7)	(42.3)	5.7%	(71.2)	(63.6)	11.9%	(114.2)	(96.0)	19.0%	(51.1)	(49.3)	3.7%
Gross Profit	107.6	107.1	0.4%	56.1	52.9	6.1%	94.3	92.1	2.4%	63.3	50.2	26.2%	46.7	25.0	86.9%	220.2	194.9	13.0%	97.8	90.0	8.6%
SG&A	(48.0)	(43.9)	9.4%	(21.9)	(19.3)	13.5%	(41.2)	(37.1)	11.3%	(28.5)	(22.6)	26.4%	(69.0)	(55.3)	24.7%	(107.8)	(91.9)	17.2%	(46.0)	(40.1)	14.6%
Other operating income, net	6.8	1.5	353.2%	5.3	2.7	94.8%	6.4	1.8	248.7%	(1.1)	(1.0)	nm	17.7	12.4	nm	0.0	7.2	nm	4.8	2.2	115.9%
Normalized EBIT	66.4	64.8	2.5%	39.5	36.3	8.7%	59.4	56.9	4.5%	33.7	26.6	27.1%	(4.6)	(18.0)	nm	112.5	110.1	2.1%	56.6	52.2	8.4%
Normalized EBITDA	74.4	73.4	1.3%	46.1	42.1	9.7%	67.1	64.7	3.6%	43.3	33.9	27.6%	8.0	(6.9)	nm	125.6	124.0	1.3%	65.3	60.6	7.7%

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	52,527	48,777	12.3%	18,721	17,515	7.2%	71,248	66,292	8.5%	23,049	23,133	-2.6%	4,516	4,728	-4.5%	8,877	8,853	0.3%	107,690	103,007	4.7%

R$ million
Net Sales	8,205.9	7,516.7	9.7%	1,767.0	1,600.1	10.7%	9,972.9	9,116.8	9.9%	2,765.4	2,067.3	17.9%	543.9	420.3	6.1%	3,133.2	2,743.2	3.9%	16,415.4	14,347.7	9.8%
% of Total	50.0%	52.4%		10.8%	11.2%		60.8%	63.5%		16.8%	14.4%		3.3%	2.9%		19.1%	19.1%		100.0%	100.0%
COGS	(2,293.4)	(2,271.9)	2.1%	(686.1)	(682.9)	0.9%	(2,979.5)	(2,954.7)	1.9%	(1,111.2)	(901.5)	8.9%	(335.4)	(281.4)	-2.3%	(1,054.3)	(880.4)	8.9%	(5,480.4)	(5,018.0)	4.1%
% of Total	41.8%	45.3%		12.5%	13.6%		54.4%	58.9%		20.3%	18.0%		6.1%	5.6%		19.2%	17.5%		100.0%	100.0%
Gross Profit	5,912.5	5,244.9	12.9%	1,080.9	917.2	18.0%	6,993.4	6,162.1	13.7%	1,654.2	1,165.8	24.8%	208.5	138.9	23.1%	2,078.9	1,862.9	1.5%	10,935.1	9,329.7	12.8%
% of Total	54.1%	56.2%		9.9%	9.8%		64.0%	66.0%		15.1%	12.5%		1.9%	1.5%		19.0%	20.0%		100.0%	100.0%
SG&A	(2,582.8)	(2,191.0)	19.3%	(425.6)	(357.4)	20.0%	(3,008.4)	(2,548.4)	19.4%	(633.3)	(481.7)	16.8%	(337.5)	(267.9)	2.9%	(1,010.5)	(953.0)	-3.6%	(4,989.8)	(4,250.9)	12.9%
% of Total	51.8%	51.5%		8.5%	8.4%		60.3%	59.9%		12.7%	11.3%		6.8%	6.3%		20.3%	22.4%		100.0%	100.0%
Other operating income, net	271.1	165.5	63.8%	85.0	49.5	71.8%	356.0	215.0	65.6%	(9.2)	3.4	nm	27.1	18.8	19.8%	3.6	22.5	nm	377.6	259.7	41.4%
% of Total	71.8%	63.7%		22.5%	19.1%		94.3%	82.8%		-2.4%	1.3%		7.2%	7.2%		1.0%	8.7%		100.0%	100.0%
Normalized EBIT	3,600.7	3,219.4	11.2%	740.3	609.3	21.1%	4,341.0	3,828.7	12.8%	1,011.7	687.4	27.6%	(101.9)	(110.2)	nm	1,072.0	932.4	4.5%	6,322.8	5,338.4	14.1%
% of Total	56.9%	60.3%		11.7%	11.4%		68.7%	71.7%		16.0%	12.9%		-1.6%	-2.1%		17.0%	17.5%		100.0%	100.0%
Normalized EBITDA	4,047.7	3,640.3	10.7%	870.8	701.9	23.8%	4,918.5	4,342.2	12.8%	1,238.3	849.1	27.4%	(36.8)	(56.8)	nm	1,219.8	1,074.0	3.3%	7,339.8	6,208.5	13.7%
% of Total	55.1%	58.6%		11.9%	11.3%		67.0%	69.9%		16.9%	13.7%		-0.5%	-0.9%		16.6%	17.3%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.9%	-30.2%		-38.8%	-42.7%		-29.9%	-32.4%		-40.2%	-43.6%		-61.7%	-67.0%		-33.6%	-32.1%		-33.4%	-35.0%
Gross Profit	72.1%	69.8%		61.2%	57.3%		70.1%	67.6%		59.8%	56.4%		38.3%	33.0%		66.4%	67.9%		66.6%	65.0%
SG&A	-31.5%	-29.1%		-24.1%	-22.3%		-30.2%	-28.0%		-22.9%	-23.3%		-62.1%	-63.7%		-32.3%	-34.7%		-30.4%	-29.6%
Other operating income, net	3.3%	2.2%		4.8%	3.1%		3.6%	2.4%		-0.3%	0.2%		5.0%	4.5%		0.1%	0.8%		2.3%	1.8%
Normalized EBIT	43.9%	42.8%		41.9%	38.1%		43.5%	42.0%		36.6%	33.3%		-18.7%	-26.2%		34.2%	34.0%		38.5%	37.2%
Normalized EBITDA	49.3%	48.4%		49.3%	43.9%		49.3%	47.6%		44.8%	41.1%		-6.8%	-13.5%		38.9%	39.2%		44.7%	43.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	156.2	154.1	1.4%	94.4	91.4	3.3%	140.0	137.5	1.8%	120.0	89.4	34.3%	120.5	88.9	35.5%	352.9	309.8	13.9%	152.4	139.3	9.4%
COGS	(43.7)	(46.6)	-6.3%	(36.7)	(39.0)	-6.0%	(41.8)	(44.6)	-6.2%	(48.2)	(39.0)	23.7%	(74.3)	(59.5)	24.8%	(118.8)	(99.4)	19.4%	(50.9)	(48.7)	4.5%
Gross Profit	112.6	107.5	4.7%	57.7	52.4	10.3%	98.2	93.0	5.6%	71.8	50.4	42.4%	46.2	29.4	57.2%	234.2	210.4	11.3%	101.5	90.6	12.1%
SG&A	(49.2)	(44.9)	9.5%	(22.7)	(20.4)	11.4%	(42.2)	(38.4)	9.8%	(27.5)	(20.8)	32.0%	(74.7)	(56.7)	31.9%	(113.8)	(107.6)	5.8%	(46.3)	(41.3)	12.3%
Other operating income, net	5.2	3.4	52.1%	4.5	2.8	60.7%	5.0	3.2	54.1%	(0.4)	0.1	nm	6.0	4.0	nm	0.4	2.5	nm	3.5	2.5	39.1%
Normalized EBIT	68.6	66.0	3.9%	39.5	34.8	13.7%	60.9	57.8	5.5%	43.9	29.7	47.7%	(22.6)	(23.3)	-3.2%	120.8	105.3	14.7%	58.7	51.8	13.3%
Normalized EBITDA	77.1	74.6	3.3%	46.5	40.1	16.1%	69.0	65.5	5.4%	53.7	36.7	46.4%	(8.1)	(12.0)	-32.1%	137.4	121.3	13.3%	68.2	60.3	13.1%

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED BALANCE SHEET R$ million	September 2009	December 2008
Assets
Non-Current Assets
Property, plant and equipment	6,271.0	7,304.6
Goodwill	17,492.3	17,912.4
Intangible assets	1,922.0	2,492.9
Investments in associates	24.5	30.4
Investment securities	251.8	317.4
Deferred tax assets	1,464.1	1,817.8
Employee benefits	19.9	19.9
Trade and other receivables	2,484.8	2,624.2
Total Non-Current Assets	29,930.3	32,519.6

Current assets
Investment securities	235.2	0.1
Inventories	1,472.4	2,018.1
Income tax receivable	604.3	479.7
Trade and other receivables	3,058.6	3,428.7
Cash and cash equivalents	3,890.5	3,298.9
Assets held for sale	62.4	67.9
	9,323.4	9,293.3

Total Assets	39,253.8	41,813.0

Equity and Liabilities
Equity
Paid-in capital	6,832.1	6,602.0
Reserves	(1,419.9)	321.5
Retained earnings	15,927.2	13,864.0
Equity attributable to equity holders of Am	21,339.3	20,787.5
Minority interests	196.9	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,875.2	7,069.6
Employee benefits	672.7	784.3
Deferred tax liabilities	523.5	821.2
Trade and other payables	681.9	626.4
Provisions	889.0	962.9
	9,642.3	10,264.3

Current liabilities
Bank overdrafts	38.7	18.8
Interest-bearing loans and borrowings	929.7	3,588.2
Income tax payable	931.5	680.8
Trade and other payables	6,080.5	6,147.5
Provisions	94.8	101.8
	8,075.3	10,537.1

Total equity and liabilities	39,253.8	41,813.0

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF OPERATIONS
	3Q09	3Q08	YTD 09	YTD 08

Net sales	5,411.6	4,800.9	16,415.4	14,347.7
Cost of sales	(1,858.8)	(1,699.3)	(5,480.4)	(5,018.0)
Gross profit	3,552.8	3,101.6	10,935.1	9,329.7

Sales and marketing expenses	(1,346.8)	(1,165.6)	(3,958.2)	(3,506.4)
Administrative expenses	(324.0)	(215.5)	(1,031.6)	(744.5)
Other operating income, net.	173.9	76.3	377.6	259.7

Normalized EBIT	2,055.9	1,796.8	6,322.8	5,338.4

Non recurring items above EBIT	(1.5)	(3.5)	200.1	(11.9)

Income from operations (EBIT)	2,054.3	1,793.3	6,522.9	5,326.5

Net Financial Results	(243.1)	(262.0)	(817.3)	(860.0)
Share of results of associates	0.2	0.0	0.5	3.9

Income before income tax	1,811.5	1,531.3	5,706.1	4,470.3
Income tax expense	(592.1)	(356.2)	(1,482.2)	(1,014.9)

Net Income	1,219.3	1,175.1	4,223.9	3,455.4
Attributable to:
AmBev holders	1,230.9	1,163.4	4,195.2	3,418.0
Minority interest	(11.6)	11.6	28.8	37.4

Nº of basic share outstanding (millions)	616.2	614.1	615.2	613.7
Nº of diluted share outstanding (millions)	617.0	614.8	616.0	614.4

Basic earnings per share - preferred	2.11	2.00	7.19	5.87
Basic earnings per share - common	1.91	1.82	6.53	5.34
Diluted earnings per share- preferred	2.10	1.99	7.18	5.86
Diluted earnings per share- common	1.91	1.81	6.52	5.33

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01- COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF CASH FLOWS R$ million	3Q09	3Q08	YTD 09	YTD 08
Cash Flows from Operating Activities
Net income for the period	1,219.3	1,175.1	4,223.9	3,455.4
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	313.9	290.1	1,016.3	872.5
Impairment losses on receivables and inventories	22.8	15.6	62.5	36.8
Additions/(reversals) in provisions and employee benefits	41.6	25.2	91.3	109.7
Net financing cost	243.1	262.0	817.3	860.0
Other non-cash items included in net income	(140.7)	(15.9)	(65.0)	(16.7)
Loss/(gain) on sale of property, plant and equipment and	(16.3)	(27.6)	(21.0)	(4.0)
Loss/(gain) on assets held for sale	(0.0)	(25.9)	0.2	(25.9)
Equity-settled share-based payment expense	16.1	13.0	73.2	41.1
Income tax expense	592.1	356.2	1,482.2	1,014.9
Share of result of associates	(0.2)	(0.0)	(0.4)	(3.9)
Cash flow from operating activities before changes in working capital and use of provisions	2,291.7	2,067.9	7,680.4	6,340.0
Decrease/(increase) in trade and other receivables	(7.2)	93.0	1.1	379.5
Decrease/(increase) in inventories	224.7	117.5	234.2	(28.0)
Increase/(decrease) in trade and other payables	(6.8)	16.8	(1,151.8)	(778.5)
Cash generated from operations	2,502.4	2,295.1	6,763.9	5,913.0
Interest paid	(325.0)	(141.8)	(894.7)	(859.6)
Interest received	21.2	23.5	82.7	84.4
Income tax paid	(369.3)	(405.3)	(562.4)	(1,002.2)
Cash flow from operating activities	1,829.4	1,771.6	5,389.5	4,135.7
Proceeds from sale of property, plant and equipment	49.1	84.8	75.2	103.4
Proceeds from sale of intangible assets	(1.2)	3.9	(0.1)	20.9
Repayments of loans granted	0.4	(0.0)	1.0	0.6
Purchase of minority interest	(47.0)	22.5	(51.6)	(683.8)
Acquisition of property, plant and equipment	(280.2)	(459.4)	(755.1)	(1,068.6)
Acquisition of intangible assets	(43.1)	(51.2)	(108.8)	(162.8)
Net proceeds/(acquisition) of debt securities	(284.9)	23.7	(287.1)	181.2
Net proceeds/(acquisition) of other assets	(1.4)	50.0	3.0	128.0
Acquisition of subsidiaries, net of cash acquired	-	-	(62.3)	-
Cash flow from investing activities	(608.3)	(325.7)	(1,185.7)	(1,481.0)
Capital increase	18.8	55.7	84.7	55.7
Proceeds from borrowings	211.8	1,040.7	1,353.7	5,931.1
Repayment of borrowings	(971.0)	(1,329.4)	(3,492.4)	(5,544.4)
Proceeds/repurchase of treasury shares	15.6	30.4	38.0	(606.7)
Cash net finance costs other than interests	(64.5)	(247.4)	74.9	(663.6)
Payment of finance lease liabilities	(0.2)	(1.1)	(4.7)	(7.4)
Dividend and interest on own capital paid	(776.4)	(1,033.6)	(1,247.7)	(2,138.3)
Cash flow from financing activities	(1,565.9)	(1,484.7)	(3,193.5)	(2,973.6)

Net increase/(decrease) in cash and cash equivalents	(344.7)	(38.9)	1,010.2	(319.0)

Cash and cash equivalents less bank overdrafts at beginning of year	4,245.6	1,862.8	3,280.0	2,240.9

Effect of exchange rate fluctuations	(49.0)	183.8	(438.5)	85.8

Cash and cash equivalents less bank overdrafts at end of year	3,851.8	2,007.8	3,851.8	2,007.8

“The consolidated financial data of Companhia de Bebidas das Américas – AmBev presented in this section, are presented according to the International Financial Reporting Standards – IFRS, based on the reviewed consolidated Interim Information. The non-financial information, as well as other operating information, was not included in the scope of the independent auditors review.”

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors’ Review Report
(a free translation from the original in Portuguese)

To
The Board of Directors and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo – SP

1.
We have reviewed the accounting information included in the consolidated Interim Information – ITR of Companhia de Bebidas das Américas – AmBev and its subsidiaries (“the Company”) related to the nine months period ended September 30, 2009, including the consolidated balance sheet as of September 30, 2009, the consolidated statements of income, recognized income and expenses, changes in shareholders’ equity and cash flows related to the three months and nine months periods ended September 30, 2009 and 2008, the explanatory notes and the performance report, prepared under the responsibility of its management.

2.
Our review was performed in accordance with the specific standards established by IBRACON - the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council - CFC, and mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operational areas as to the main criteria adopted in the preparation of the Interim Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company.

3.
Based on our review, we are not aware of any material modification that should be made to the accounting information included in the consolidated Interim Information mentioned above, for these to be in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB, applicable to the preparation of Interim Information (Interim Financial Reporting – IAS 34).

4.
Previously, we have examined the consolidated balance sheet as of December 31, 2008, prepared in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB, presented for comparison purposes, on which we issued an unqualified opinion dated May 5, 2009.

5.
The accounting practices adopted in Brazil vary, in certain significant respects, from International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. The information relating to the nature and effect of such differences is presented in Note 24 to the consolidated Interim Information – ITR.

November 10, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Guilherme Nunes
Contador CRC 1SP113939/O-8	Contador CRC 1SP195631/O-1

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	4
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	5
09	01	CONSOLIDATED STATEMENT OF INCOME	7
10	01	CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD	9
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009	11
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009	12
06	01	NOTES TO THE FINANCIAL STATEMENTS	13
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE	61
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY
21	01	SPECIAL REVIEW REPORT	88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer